Exhibit 99.1

XP Inc.

Interim condensed consolidated
financial statements at
March 31, 2026
and report on review

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheet of XP Inc. and its subsidiaries ("Company") as at March 31, 2026 and the related interim condensed consolidated statements of income and of comprehensive income, changes in equity and cash flows for the three-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, May 18, 2026

PricewaterhouseCoopers	Marcos Paulo Putini
Auditores Independentes Ltda.	Contador CRC 1SP212529/O-8
CRC 2SP000160/O-5

www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o], São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000

XP Inc. and its subsidiaries Unaudited interim condensed consolidated financial statements For the three months period ended March 31, 2026 and December 31, 2025

Unaudited interim condensed consolidated balance sheets	3
Unaudited interim condensed consolidated statements of income and of comprehensive income	5
Unaudited interim condensed consolidated statements of changes in equity	6
Unaudited interim condensed consolidated statements of cash flows	7
1 Operations	8
2 Basis of preparation and changes to the Group’s accounting policies	10
3 Securities purchased (sold) under resale (repurchase) agreements	13
4 Securities	14
5 Derivative financial instruments and hedging activities	16
6 Loan operations	22
7 Prepaid expenses	23
8 Securities trading and intermediation (receivable and payable)	23
9 Expected Credit Losses on Financial Assets and Reconciliation of carrying amount	24
10 Investments in associates	29
11 Property, equipment, goodwill, intangible assets and lease	30
12 Financing instruments payable	32
13 Borrowings	33
14 Deposits at central banks and other financial assets and liabilities	33
15 Other assets and other liabilities	34
16 Retirement plans and insurance liabilities	35
17 Income tax	41
18 Equity	42
19 Related party transactions	44
20 Provisions and contingent liabilities	44
21 Total revenue and income	46
22 Operating costs	47
23 Operating expenses by nature	48
24 Other operating income (expenses), net	48
25 Share-based plan	49
26 Earnings per share (basic and diluted)	49
27 Determination of fair value	50
28 Management of financial risks and financial instruments	54
29 Capital Management	55
30 Cash flow information	56
31 Subsequent events	57

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2026 and December 31, 2025 In thousands of Brazilian Reais

Assets	Note	March 31, 2026	December 31 2025

Cash		8,790,867	10,356,636

Financial assets		383,856,451	365,169,005

Fair value through profit or loss		266,126,515	239,754,641
Securities	4	210,523,039	198,834,060
Derivative financial instruments	5	55,603,476	40,920,581

Fair value through other comprehensive income		30,262,574	42,223,349
Securities	4	30,262,574	42,223,349

Evaluated at amortized cost		87,467,362	83,191,015
Securities	4	5,740,498	7,406,932
Securities purchased under resale agreements	3	15,823,050	17,063,099
Securities trading and intermediation	8	9,265,179	6,299,483
Accounts receivable		1,161,111	1,366,424
Loan operations	6	32,327,996	34,142,085
Deposits at central banks and other financial assets	14	23,149,528	16,912,992

Other assets		11,099,222	10,769,686
Recoverable taxes		519,749	442,824
Rights-of-use assets	11	347,428	340,586
Prepaid expenses	7	4,529,797	4,063,404
Other assets	15	5,702,248	5,922,872

Deferred tax assets	17	3,496,712	3,370,919
Investments in associates	10	3,691,422	3,635,314
Property and equipment	11	467,531	463,540
Goodwill and intangible assets	11	2,908,343	2,763,253

Total assets		414,310,548	396,528,353

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2026 and December 31, 2025 In thousands of Brazilian Reais

Liabilities and equity	Note	March 31, 2026	December 31, 2025

Financial liabilities		291,959,255	276,497,370

Fair value through profit or loss		73,527,355	58,590,399
Securities	4	23,202,411	21,043,459
Derivative financial instruments	5	50,324,944	37,546,940

Evaluated at amortized cost		218,431,900	217,906,971
Securities sold under repurchase agreements	3	61,808,844	58,713,869
Securities trading and intermediation	8	26,270,622	22,420,806
Financing instruments payable	12	117,047,401	123,403,515
Accounts payables		889,967	810,157
Borrowings	13	477,530	237,894
Other financial liabilities	14	11,937,536	12,320,730

Other liabilities		97,126,970	95,993,782
Social and statutory obligations		735,727	1,365,253
Taxes and social security obligations		625,180	853,265
Retirement plans and insurance liabilities	16	95,171,483	93,023,422
Provisions and contingent liabilities	20	217,688	191,651
Other liabilities	15	376,892	560,191

Deferred tax liabilities	17	498,433	489,493

Total liabilities		389,584,658	372,980,645

Equity attributable to owners of the Parent company	18	24,717,475	23,546,701
Issued capital		28	28
Capital reserve		24,117,593	24,008,890
Other comprehensive income		(387,284)	(337,113)
Treasury shares		(322,586)	(125,104)
Retained earnings		1,309,724	—

Non-controlling interest		8,415	1,007

Total equity		24,725,890	23,547,708

Total liabilities and equity		414,310,548	396,528,353

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of income and of comprehensive income

For the three months period ended March 31, 2026 and December 31, 2025

In thousands of Brazilian Reais, except earnings per share

		Three months period ended March 31,
	Note	2026	2025

Net revenue from services rendered	21	1,932,255	1,649,928
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	21	(1,170,005)	(901,758)
Net income from financial instruments at fair value through profit or loss	21	3,912,090	3,596,353
Total revenue and income		4,674,340	4,344,523

Operating costs	22	(1,442,228)	(1,282,940)
Selling expenses	23	(70,285)	(56,837)
Administrative expenses	23	(1,640,870)	(1,448,498)
Other operating income (expenses), net	24	18,485	22,625
Expected credit losses	9	(111,710)	(146,411)
Interest expense on debt		(102,906)	(177,193)
Share of profit/(loss) in associates	10	18,657	7,455

Income before income tax		1,343,483	1,262,724

Income tax credit / (expense)	17	(25,741)	(26,659)

Net income for the period		1,317,742	1,236,065

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(38,524)	(57,794)
Gains (losses) on net investment hedge		36,050	52,650
Changes in the fair value of financial assets at fair value through other comprehensive income		10,674	139,460
Changes in discount rates (IFRS 17)		6,637	—
Other comprehensive income (loss) for the period, net of tax		14,837	134,316

Total comprehensive income for the period		1,332,579	1,370,381

Net income attributable to:
Owners of the parent company		1,309,724	1,235,519
Non-controlling interest		8,018	546

Total comprehensive income attributable to:
Owners of the parent company		1,324,561	1,369,835
Non-controlling interest		8,018	546

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	26	2.5257	2.3082
Diluted earnings per share	26	2.4930	2.2900

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of changes in equity

For the three months period ended March 31, 2026 and December 31, 2025

In thousands of Brazilian Reais

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury Shares	Total	Non-Controlling interest	Total Equity

Balances as of December 31, 2024		26	5,651,493	15,288,196	(673,978)	—	(222,180)	20,043,557	3,680	20,047,237

Comprehensive income for the period
Net income for the period		—	—	—	—	1,235,519	—	1,235,519	546	1,236,065
Other comprehensive income, net		—	—	—	134,316	—	—	134,316	—	134,316

Transactions with shareholders - contributions and distributions
Share based plan		—	—	135,745	—	—	—	135,745	190	135,935
Other changes in equity, net		—	—	—	(9,277)	—	—	(9,277)	(1)	(9,278)
Treasury shares	18	—	—	—	—	—	(497,772)	(497,772)	—	(497,772)

Allocations of the net income for the period
Dividends distributed	18	—	—	—	—	—	—	—	(180)	(180)

Balances as of March 31, 2025		26	5,651,493	15,423,941	(548,939)	1,235,519	(719,952)	21,042,088	4,235	21,046,323

Balances as of December 31, 2025		28	4,313,542	19,695,348	(337,113)	—	(125,104)	23,546,701	1,007	23,547,708

Comprehensive income for the period
Net income for the period		—	—	—	—	1,309,724	—	1,309,724	8,018	1,317,742
Other comprehensive income, net		—	—	—	14,837	—	—	14,837	—	14,837

Transactions with shareholders - contributions and distributions
Share based plan		—	—	130,858	—	—	—	130,858	4	130,862
Other changes in equity, net		—	—	(22,155)	(65,008)	—	—	(87,163)	(565)	(87,728)
Treasury shares	18	—	—	—	—	—	(197,482)	(197,482)	—	(197,482)

Allocations of the net income for the period
Dividends distributed	18	—	—	—	—	—	—	—	(49)	(49)

Balances as of March 31, 2026		28	4,313,542	19,804,051	(387,284)	1,309,724	(322,586)	24,717,475	8,415	24,725,890

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the three months period ended March 31, 2026 and December 31, 2025 In thousands of Brazilian Reais

		Three months period ended March 31,
	Note	2026	2025

Operating activities
Income before income tax		1,343,483	1,262,724

Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	23	39,942	36,339
Amortization of intangible assets	23	43,426	37,787
Loss on write-off of right-of-use assets, property and equipment and intangible assets and lease, net	11	33,805	5,510
Share of profit/(loss) in associates	10	(18,657)	(7,455)
Expected credit losses on financial assets	9	111,710	146,411
Provision for contingencies, net	20	44,628	1,074
Net foreign exchange differences		(278,159)	(596,234)
Share based plan		130,862	135,935
Interest accrued, including monetary correction on contingent liabilities		95,316	173,360
Loss on disposal of property and equipment		—	3,795

Changes in assets and liabilities
Securities (assets and liabilities)		4,088,861	(14,854,685)
Derivative financial instruments (assets and liabilities)		(1,868,841)	2,565,489
Securities trading and intermediation (assets and liabilities)		889,551	4,029,108
Securities purchased (sold) under resale (repurchase) agreements		3,041,519	(2,511,060)
Accounts receivable		201,031	(160,727)
Loan operations		1,748,856	(842,660)
Prepaid expenses		(466,393)	2,536
Other assets and deposits at central banks and other financial assets		1,160,800	1,880,336
Accounts payable		79,809	107,855
Financing instruments payable		(6,146,813)	5,985,330
Social and statutory obligations		(629,526)	(691,777)
Tax and social security obligations		(112,412)	8,470
Retirement plans liabilities		2,148,061	2,207,978
Other liabilities and other financial liabilities		(613,255)	(1,315,585)

Cash from (used in) operations		5,067,604	(2,390,146)

Income tax paid		(338,530)	(125,450)
Contingencies paid	20	(29,631)	(8,689)
Interest paid	30	(10,160)	—
Additional contingent consideration paid		—	(109,628)
Net cash flows from (used in) operating activities		4,689,283	(2,633,913)

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of cash flows

For the three months period ended March 31, 2026 and December 31, 2025

In thousands of Brazilian Reais, unless otherwise stated

		Three months period ended March 31,
	Note	2026	2025

Investing activities
Acquisition of property and equipment	11	(52,919)	(20,179)
Acquisition of intangible assets	11	(178,971)	(52,550)
Dividends received from associates	10	2,154	31,934
Acquisition of associates	30	(65,000)	(113,127)
Acquisition of subsidiaries		(16,492)	—
Net cash flows from (used in) investing activities		(311,228)	(153,922)

Financing activities

Acquisition of borrowings	30	260,970	1,960,887
Acquisition of treasury shares	18	(197,482)	(497,772)
Payments of borrowings and lease liabilities	30	(35,177)	(46,782)
Payment of debt securities in issue	30	—	(1,266,496)
Transactions with non-controlling interests		—	(1)
Dividends paid to non-controlling interests		(49)	(180)
Net cash flows from (used in) financing activities		28,262	149,656

Net increase/(decrease) in cash and cash equivalents		4,406,317	(2,638,179)
Cash and cash equivalents at the beginning of the period		19,220,538	12,909,616
Effects of exchange rate changes on cash and cash equivalents		(24,074)	(38,775)
Cash and cash equivalents at the end of the period		23,602,781	10,232,662
Cash		8,790,867	8,226,290
Securities purchased under resale agreements	3	2,225,257	740,464
Bank deposit certificates	4	102,161	64,960
Non-compulsory deposits at Brazilian Central Bank	14	12,484,496	1,200,998

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

1	Operations

XP Inc. (the “Company”) is a Cayman Island company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 71.03% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil and USA. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of March 31, 2026, were approved by the Board of Director’s meeting on May 15, 2026, and updated by subsequent events through May 18, 2026, as approved by the executive management.

1.1 Share buy-back programs

On November 19, 2024, the Board of Directors approved a new share repurchase program, under which XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 20, 2024, continuing until the earlier of the completion of the repurchase or November 20, 2025, depending on market conditions. The repurchase limit of R$1.0 billion was reached on May 12, 2025 and the program has terminated.

On May 19, 2025, the Board of Directors approved a new share buy-back program, under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 21, 2025, continuing until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions. The repurchase limit of R$ 1.0 billion was reached on October 20, 2025 and the program has terminated.

On November 17, 2025, the Board of Directors approved a new share buy-back program, under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 18, 2025, continuing until the earlier of the completion of the repurchase or November 18, 2026, depending upon market conditions.

As of March 31, 2026, the Company held in treasury 2,155,269 Class A shares (equivalent to R$ 205 million or US$ 39 million), acquired under its share buy-back programs, which were acquired at an average price of US$ 18.92 per share, with prices ranging from US$ 15.82 to US$ 22.30.

1.2 Corporate reorganization

In order to improve corporate structure, Group´s capital and cash management, XP Inc. concluded some entity reorganizations, as follows:

(i)	XP Investimentos S.A. spin-off: On May 1, 2025, the investment held by XP Investimentos S.A. in XP Controle 5 Participações and some commercial notes issued by XP Investimentos were spun off. As a result of this transaction, XP Controle 5 Participações became a wholly-owned subsidiary of Banco XP.

(ii)	Termination of UK operations: On December 23, 2025, the Group submitted a request to the United Kingdom Companies House to place its subsidiaries, XP Holding UK and XP Investments UK, into liquidation. These entities no longer held licenses to conduct operations in the UK and had no registered assets, liabilities, or employees.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

(iii)	XP US reorganization: On March 23, 2026, the Group approved a corporate reorganization which aims to transfer all shares of XP Holding International LLC and XP Advisoy US Inc. (collectively, “XP US”), currently held by XP Inc., to XP Investimentos S.A., a subsidiary of Banco XP. The transaction is subject to approval by the Central Bank of Brazil, which is expected to occur during 2026.

The corporate reorganization events described above had no material impacts on the Group’s financial position and results of operations.

2	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated balance sheet as of March 31, 2026, the unaudited interim condensed consolidated statements of income, changes in equity, cash flows and comprehensive income for the three months period ended March 31, 2026 and 2025 (the “financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2025. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements as of December 31, 2025	Description

3.	Summary of significant accounting policies
4.	Significant accounting judgments, estimates and assumptions
5.	Group structure
10.	Accounts receivable
11.	Recoverable taxes
20.	Social and statutory obligations
21.	Tax and social security obligations
25. (a)	Key-person management compensation

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation and functional currency, and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The accounting policies adopted in the preparation of this interim condensed consolidated financial statements are consistent with those disclosed in the Group's annual consolidated financial statements for the year ended December 31, 2025. For standards, interpretations and amendments not yet adopted, see Note 2(b).

b)	Standards, interpretations and amendments not yet adopted

(i) IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after January 1, 2027): Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.

(ii) IFRS 18 Presentation and Disclosure in Financial Statements: The standard replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 - Earnings per Share. IFRS 18 introduces new requirements to:

•	present specified categories and defined subtotals in the statement of profit or loss

•	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

•	improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions. Although IFRS 18 does not change the recognition criteria or measurement basis, it may have a significant impact on the presentation of the Group's consolidated income statement in future periods.

c)	Basis of consolidation

There were no changes since December 31, 2025, in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

(i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

(ii)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

(iii)	Interests in associates measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Plêiades (current denomination of XP FIP Managers) and XP FIP Endor, which are venture capital organizations. In determining whether the funds meet the definition of venture capital organizations, management considers the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

d)	Business combinations and other developments

(i)	Minority stake acquisitions

During the year ended December 31, 2024, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in other three IFAs. The total fair value consideration recorded for those acquisitions is R$416,281, including the goodwill in a total amount of R$200,752. As of March 31, 2026, from the total fair value consideration: (i) R$225,766 was paid in cash during 2024, (ii) R$106,412 was settled through the private issuance of XP Inc Class A shares (see note 18a), (iii) R$17,227 was recorded as contingent consideration (Note 14(b)), (iv) R$46,442 was paid in cash during 2025 (including monetary correction on this amount) and (v) there is a remaining amount of R$16,932 to be paid (including monetary correction on this amount).

During the year ended December 31, 2025, XP Inc., through its subsidiary XP Controle 5 Participações Ltda., acquired minority stakes in other IFAs of its IFAs network. The total fair value consideration recorded for those acquisitions is R$325,502 (paid in cash during 2025), including the preliminary goodwill in a total amount of R$165,396.

During the three months period ended March 31, 2026, XP Inc. entered in an agreement through its subsidiary XP Controle 5 Participações Ltda. to acquire a minority stake in other IFA of its IFAs network. The total fair value consideration recorded for the acquisition is R$65,000, including the preliminary goodwill in a total amount of R$58,996. As of March 31, 2026, the total fair value consideration of R$65,000 was paid in cash.

The goodwill recognized in those transactions is mainly attributable to expected synergies arising from the investments. Preliminary goodwill presented refers to acquisitions completed less than one year since the acquisition date, in which the Group is obtaining the information necessary to measure the goodwill arising from these acquisitions.

(ii) Business combinations

During the three months period ended March 31, 2026, XP Inc., through its subsidiary XP Vista Asset Management Ltda., acquired 100% of Augme Holding Participações Ltda. and obtained control over it and its subsidiary Augme Capital Gestão de Recursos Ltda. The total fair value consideration recorded for the acquisition is R$ 96,900, including the preliminary goodwill in a total amount of R$ 90,655. As of March 31, 2026, from the total fair value consideration: (i) R$ 16,492 was paid in cash, (ii) R$ 42,500 was recorded as contingent consideration (Note 14(b)) and (iii) R$ 37,908 to be paid.

e)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 21(c) for a breakdown of total revenue and income and selected assets by geographic location.

f)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set in the consolidated financial statements for the year ended December 31, 2025.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

3	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under resale agreements

	March 31, 2026	December 31, 2025
Collateral held	1,385,592	3,295,803
Brazilian sovereign bonds (i)	1,031,829	2,530,502
Corporate debt - local (ii)	240,716	573,982
Real estate-backed instruments (ii)	111,829	101,281
Other (ii)	1,218	90,038

Collateral repledge	12,040,734	11,866,126
Brazilian sovereign bonds (i)	841,687	260,629
Corporate debt - local (ii)	8,024,317	8,761,184
Real estate-backed instruments (ii)	1,590,929	1,729,958
Interbank Deposits Certificate (CDIs) (ii)	1,140,294	632,257
Other (ii)	443,507	482,098

Collateral sold	2,399,591	1,903,735
Brazilian sovereign bonds (i)	2,399,591	1,903,735

Expected Credit Loss (iii)	(2,867)	(2,565)

Total	15,823,050	17,063,099

(i)	Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in proprietary funds.

(ii)	Refers to fixed-rate fixed-income assets, which are low-risk investments collateral-backed.

(iii)	The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 9.

As of March 31, 2026, securities purchased under resale agreements were carried out at annual average interest rates of 15.39% (15.44% as of December 31, 2025).

As of March 31, 2026, the amount of R$ 2,225,257 (December 31, 2025 - R$ 3,518,460), from the total amount of collateral held portfolio and interbank deposits certificates, is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	March 31, 2026	December 31, 2025
Brazilian sovereign bonds	27,437,603	21,595,733
Corporate debt – local	21,235,200	22,607,747
Real estate–backed instruments	6,230,255	7,336,475
Agribusiness–backed instruments	2,057,908	1,544,830
Corporate debt – foreign	4,847,878	5,629,084
Total	61,808,844	58,713,869

As of March 31, 2026, securities sold under repurchase agreements were agreed with annual average interest rates of 14.11% (December 31, 2025 – 14.41%), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

4	Securities

a)	Securities classified at fair value through profit and loss are presented in the following table:

				March 31, 2026				December 31, 2025
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)
Financial assets
At fair value through profit or loss
Brazilian sovereign bonds	66,342,684	66,459,901	62,152,048	4,307,853	55,596,263	56,313,856	51,911,967	4,401,889
Foreign sovereign bonds	1,714,118	1,711,062	1,711,062	—	1,814,964	1,818,020	1,818,020	—
Real estate–backed instruments	4,011,461	3,875,745	3,875,745	—	4,389,266	4,276,576	4,276,495	81
Agribusiness–backed instruments	4,263,511	4,194,597	4,168,654	25,943	4,842,682	4,830,980	4,822,577	8,403
Corporate debt – local	14,528,399	14,358,187	14,347,239	10,948	17,090,433	17,178,981	16,035,155	1,143,826
Corporate debt – foreign	9,854,278	9,864,556	9,864,556	—	8,245,936	7,987,265	7,987,265	—
Bank funding instruments (CDB) (ii)	626,122	626,010	524,306	101,704	455,242	463,133	366,143	96,990
Bank funding instruments (Others)	1,804,680	1,809,879	175,321	1,634,558	1,411,719	1,515,827	89,224	1,426,603
Structured notes	50,915	50,915	50,915	—	42,161	50,076	50,076	—
Investment funds	98,529,451	98,529,451	9,938,084	88,591,367	96,353,891	96,353,891	11,300,338	85,053,553
Equity securities	7,609,525	7,609,525	7,609,525	—	7,613,050	7,613,050	7,170,531	442,519
Others (iii)	1,433,537	1,433,211	1,415,437	17,774	430,697	432,405	422,864	9,541
Total	210,768,681	210,523,039	115,832,892	94,690,147	198,286,304	198,834,060	106,250,655	92,583,405

(i)	Those financial products represent investment contracts that have the legal form of retirement plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within investment funds line. As of March 31, 2026, those assets represent R$106,906 (December 31, 2025 - R$ 123,761).

(ii)	Bank deposit certificates include R$ 102,161 (December 31, 2025 – R$ 90,443) presented as cash equivalents in the statements of cash flows.

(iii)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

b)	Securities at fair value through other comprehensive income are presented in the following table:

			March 31, 2026			December 31, 2025
	Gross carrying amount	Fair value adjustments through OCI	Fair value	Gross carrying amount	Fair value adjustments through OCI	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	28,782,702	(863,957)	27,918,745	39,785,892	(742,177)	39,043,715
Foreign sovereign bonds	2,086,713	128,915	2,215,628	3,179,468	165	3,179,634
Corporate debt – local	128,276	(75)	128,201	—	—	—
Total	30,997,691	(735,117)	30,262,574	42,965,360	(742,012)	42,223,349

The amount reclassified upon derecognition from accumulated OCI to the Group’s consolidated statement of income, in “Net income/(loss) from financial instruments at fair value through profit or loss”, for the period was R$ 8,203 (March 31, 2025 - R$ 26,361).

c)	Securities evaluated at amortized cost are presented in the following table:

			March 31, 2026			December 31, 2025
	Gross carrying amount	Expected credit loss	Book Value	Gross carrying amount	Expected credit loss	Book Value
Financial assets
At amortized cost
Brazilian sovereign bonds	695,098	—	695,098	2,221,521	—	2,221,521
Foreign sovereign bonds	282,510	(4)	282,506	282,696	(3)	282,693
Agribusiness–backed instruments	699,124	(3,294)	695,830	476,312	(2,191)	474,121
Corporate debt – local	4,087,367	(20,303)	4,067,064	4,455,395	(26,798)	4,428,597
Total	5,764,099	(23,601)	5,740,498	7,435,924	(28,992)	7,406,932

(i) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 9.

d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

		March 31, 2026		December 31, 2025
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities (i)	22,680,770	22,680,770	20,388,644	20,388,644

(i) Mainly related to stock loan operations carried out through the Group's proprietary funds.

e)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible debentures, in the aggregate amount of R$ 500,018, and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a.

		March 31, 2026		December 31, 2025
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
At fair value through profit or loss
Corporate debt - local	661,138	521,641	650,975	654,815

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the three months period ended March 31, 2026 and 2025.

f)	Securities classified by maturity:

		Assets		Liabilities
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025

Financial assets
At fair value through PL and OCI
Current	121,523,838	129,999,761	22,680,770	20,388,644
Non-stated maturity	106,138,977	103,966,940	22,680,770	20,388,644
Up to 3 months	3,175,122	16,750,622	—
From 4 to 12 months	12,209,739	9,282,199	—

Non-current	119,261,775	111,057,648	521,641	654,815
After one year	119,261,775	111,057,648	521,641	654,815

Evaluated at amortized cost
Current	985,435	2,696,669	—	—
Up to 3 months	102,359	1,930,685	—	—
From 4 to 12 months	883,076	765,984	—	—

Non-current	4,755,063	4,710,263	—	—
After one year	4,755,063	4,710,263		—

Total	246,526,111	248,464,341	23,202,411	21,043,459

The reconciliation of expected loss to financial assets at amortized cost segregated by stages is demonstrated in Note 9.

5	Derivative financial instruments and hedging activities

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

							March 31, 2026
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years
Assets
Option contracts	3,548,258,802	16,950,430	31	3,504,545	6,299,074	7,146,811	—
Swap contracts	911,142,260	24,893,360	45	2,626,856	6,977,591	11,495,389	3,793,524
Forward contracts	143,596,169	7,287,868	13	1,727,318	1,979,514	1,911,270	1,669,766
Future contracts	307,892,914	6,471,818	12	382,413	1,167,890	4,306,366	615,149
Total	4,910,890,145	55,603,476	100	8,241,132	16,424,069	24,859,836	6,078,439

Liabilities
Option contracts	3,095,682,239	19,793,411	39	2,397,531	7,977,749	6,923,148	2,494,983
Swap contracts	785,250,395	18,987,962	38	1,610,558	9,987,237	6,550,800	839,367
Forward contracts	131,977,252	8,036,982	16	1,524,412	2,574,989	2,237,822	1,699,759
Future contracts	324,789,758	3,506,589	7	158,143	884,398	2,407,224	56,824
Total	4,337,699,644	50,324,944	100	5,690,644	21,424,373	18,118,994	5,090,933

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

							December 31, 2025
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years
Assets
Option contracts	3,055,103,887	13,520,972	33	2,631,248	6,012,043	4,877,594	87
Swap contracts	914,003,115	20,361,017	50	3,906,979	1,149,103	11,540,141	3,764,794
Forward contracts	131,460,114	1,071,790	3	937,529	14,282	57,942	62,037
Future contracts	209,334,260	5,966,802	14	15,143	1,532,495	4,108,917	310,247
Total	4,309,901,376	40,920,581	100	7,490,899	8,707,923	20,584,594	4,137,165

Liabilities
Option contracts	2,923,722,965	17,264,242	46	1,303,303	7,100,530	5,280,495	3,579,914
Swap contracts	862,383,442	14,937,416	40	1,857,900	1,393,812	10,515,355	1,170,349
Forward contracts	144,316,614	1,681,224	4	1,084,705	366,860	192,055	37,604
Future contracts	304,575,581	3,664,058	10	26,793	1,044,120	2,360,069	233,076
Total	4,234,998,602	37,546,940	100	4,272,701	9,905,322	18,347,974	5,020,943

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

	March 31, 2026		December 31, 2025
	Notional (i)	Fair value	Notional (i)	Fair value
Swap contracts
Assets
Commodities	2,368,687	218,497	2,244,350	95,115
Foreign exchange	90,013,954	11,483,234	60,549,711	3,583,555
Interest	766,984,785	12,375,475	821,149,048	14,657,464
Share	51,774,834	816,154	30,060,006	2,024,883
Liabilities
Commodities	1,644,017	(172,466)	1,952,740	(48,201)
Foreign exchange	20,910,214	(7,244,290)	34,241,157	(1,574,705)
Interest	695,672,766	(7,504,999)	789,512,985	(12,134,315)
Share	67,023,398	(4,066,207)	36,676,560	(1,180,195)
Forward contracts
Assets
Commodities	—	—	4,791,603	60,659
Foreign exchange	133,071,649	2,785,694	124,996,692	420,217
Share	—	—	681,240	581,240
Interest	10,524,520	4,502,174	990,579	9,674
Liabilities
Commodities	—	—	4,621,730	(72,952)
Foreign exchange	122,953,498	(4,519,833)	136,860,587	(309,570)
Interest	9,023,754	(3,517,149)	1,759,346	(1,284,289)
Share	—	—	1,074,951	(14,413)
Future contracts
Assets
Commodities	30,022,492	162,871	18,811,916	8,655
Foreign exchange	31,165,312	54,860	22,610,678	171,319
Interest	246,304,737	6,068,415	167,526,834	5,786,166
Share	400,373	185,672	384,832	662
Liabilities
Commodities	8,042,856	(10,261)	28,191,142	(15,874)
Foreign exchange	23,165,879	(50,470)	16,866,362	(50,492)
Interest	293,158,713	(3,310,423)	259,471,046	(3,597,542)
Share	422,310	(135,435)	47,031	(150)
Option contracts
Assets
Commodities	555,381,533	413,443	20,592,062	310,526
Foreign exchange	456,184,418	5,719,537	72,853,018	3,315,588
Interest	1,901,590,895	3,855,157	2,831,484,361	3,165,811
Share	635,101,956	6,962,293	130,174,446	6,729,047
Liabilities
Commodities	374,711,062	(702,874)	200,509,247	(504,494)
Foreign exchange	83,744,183	(5,901,437)	74,802,937	(4,438,639)
Interest	1,971,327,856	(4,223,362)	2,586,274,296	(932,898)
Share	665,899,138	(8,965,738)	62,136,485	(11,388,211)

Assets	4,910,890,145	55,603,476	4,309,901,376	40,920,581
Liabilities	4,337,699,644	(50,324,944)	4,234,998,602	(37,546,940)
Net	573,190,501	5,278,532	74,902,774	3,373,641

(a)	Notional amounts represent the sum of gross long and short derivative contracts and provide an indication of the volume of the Group’s derivative activity. They do not represent anticipated losses or actual exposure. For most derivative contracts, the notional amount is not exchanged and it serves solely as a reference amount used to calculate payments between the parties.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

Derivatives designated as hedges

XP Inc. applies hedge accounting to certain derivatives when these instruments are used to hedge exposures that meet the criteria for hedge accounting under IFRS 9 – Financial Instruments. However, the Group does not apply hedge accounting to all derivatives used in its risk management activities. For example, certain derivatives used for economic hedging purposes may not qualify for hedge accounting due to the complexity of demonstrating the required effectiveness or documentation criteria. As a result, some derivatives are accounted for at fair value through profit or loss, with changes in fair value recognized directly in profit or loss.

To qualify for hedge accounting, XP Inc. requires that the hedging relationship is formally documented at inception, including the risk management objective, the identification of the hedging instrument and the hedged item, the nature of the risk being hedged, and the method for assessing hedge effectiveness both prospectively and retrospectively. The company assesses hedge effectiveness using quantitative methods such as the Dollar Offset Method, comparing changes in the fair value or cash flows of the hedging instrument and the hedged item attributable to the hedged risk.

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variations;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

Sources of ineffectiveness are generally related to:

(a) Possible mismatches between the maturity dates of the hedging instrument and the hedged item;

(b) Possible mismatches between the notional amounts of the hedging instrument and the hedged item;

(c) The churn rate associated with the fair value estimate of the shares granted under the Company’s share-based plan, and considered when contracting the hedging instruments, which is calculated to accrue the impact of cancellations during the term of the plan.

Hedge effectiveness is assessed at inception and on an ongoing basis, at least quarterly. If a hedge is determined to be ineffective or the hedging relationship ceases to meet the qualifying criteria, hedge accounting is discontinued prospectively. Hedge ineffectiveness is recognized in “Net income/(loss) from financial instruments at fair value through profit or loss” in the Group’s consolidated statement of income.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

The following table outlines the Group’s primary uses of derivatives and the related hedge accounting designation or disclosure category:

Type of Derivative	Use of Derivative	Designation and disclosure
Specifically identified risk exposures in qualifying hedge accounting relationships:
Foreign exchange future	Hedge of the Group’s investments in subsidiaries located in the United States (XP Holding International LLC and XP Advisory US) to protect against US$ exchange rate fluctuations.	Net investment hedge
Interest rate future	Hedge fixed-rate assets and liabilities to mitigate fair value changes, protect against exchange rate fluctuations, and avoid temporary impacts on profit or loss arising from interest rate movements and cash flows related to interest payments and receipts.	Fair value hedge
Interest rate future	Hedge floating-rate exposure on loan operations indexed to IPCA to avoid temporary fluctuations in statements of income arising from changes in the interest rate market.	Fair value hedge
Foreign exchange future	Hedge to protect the change in the fair value related to foreign exchange fluctuations arising from the bond issued by XP Inc.	Fair value hedge
SWAP-TRS	Hedge the cash flow exposure related to XP share price fluctuations on labor tax payments arising from the share-based plans, ensuring predictability of future obligations.	Cash flow hedge

Group’s outstanding hedge accounting relationships

(i) Hedge of net investment in foreign operations

The objective of the Group is to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States (XP Holding International LLC. and XP Advisors Inc). The Group has entered into future contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations. The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

(ii) Fair value hedges

The Group’s fair value strategies consist of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

The group applies fair value hedges as follows:

•	Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) by contracting derivatives.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

•	Hedging the exposure of fixed-income securities carried out through sovereign bonds issued by Brazilian government in BRL and corporate debt bonds through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market. The hedge is contracted in order to neutralize the exposure arising from the risk-free portion of the fixed-income securities, excluding the portion of the securities’ remuneration represented by the credit spread.

•	Hedging the exposure to fixed interest rates in BRL arising from the payroll loans portfolio through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

•	Hedging the exposure to floating interest rates in BRL arising from loan and debt instruments indexed to IPCA (Brazilian inflation index) through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

(iii) Cash flow hedges

The Group applies cash flow hedge in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

The table below summarizes notional amounts and changes in both the hedged item and the hedging instruments used to calculate hedge effectiveness of all the Group’s hedge accounting relationships:

March 31, 2026	Hedged Item			Hedge Instrument
	Book value		Variation in value recognized in income or other comprehensive income (i)	Notional value	Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income (ii)
	Assets	Liabilities
Net investment hedge
Foreign exchange risk
Hedge of net investment in foreign operations	697,822	—	(38,524)	692,910	36,050	—
Total net investment hedge	697,822	—	(38,524)	692,910	36,050	—

Fair value hedge
Interest rate risk
Structured notes	—	20,401,575	285,285	21,830,481	(298,706)	(13,421)
Issued bonds	—	2,199,391	117,807	2,252,868	(97,283)	20,524
Brazilian sovereign bonds	7,127,801	—	28,953	6,673,343	(27,294)	1,659
Payroll loans	1,748,714	—	(9,821)	1,683,311	14,111	4,290
Debt instruments	2,471,746	—	(3,030)	2,583,002	3,563	533
Total interest rate risk	11,348,261	22,600,966	419,194	35,023,005	(405,609)	13,585

Foreign exchange risk
Issued bonds	—	20,546	119	20,503	(119)	—
Total foreign exchange risk	—	20,546	119	20,503	(119)	—

Total fair value hedge	11,348,261	22,621,512	419,313	35,043,508	(405,728)	13,585

Cash flow hedge
Market price risk
Long term incentive plan taxes	—	207,033	(26,376)	208,396	21,033	(5,343)
Total cash flow hedge	—	207,033	(26,376)	208,396	21,033	(5,343)

Total	12,046,083	22,828,545	354,413	35,944,814	(348,645)	8,242

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

December 31, 2025	Hedged Item			Hedge Instrument
	Book value		Variation in value recognized in income or other comprehensive income (i)	Notional value	Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income (ii)
	Assets	Liabilities
Net investment hedge
Foreign exchange risk
Hedge of net investment in foreign operations	684,297	—	(70,908)	677,325	77,912	7,004
Total net investment hedge	684,297	—	(70,908)	677,325	77,912	7,004

Fair value hedge
Interest rate risk
Structured notes	—	20,428,519	(819,917)	21,599,440	840,227	20,310
Issued bonds	—	2,317,198	159,648	2,353,595	(189,556)	(29,908)
Brazilian sovereign bonds	16,710,279	—	160,659	16,262,973	(166,510)	(5,851)
Payroll loans	1,934,158	—	68,977	1,788,141	(48,484)	20,493
Debt instruments	3,664,357	—	74,226	3,720,117	(35,235)	38,991
Total interest rate risk	22,308,794	22,745,717	(356,407)	45,724,266	400,442	44,035

Foreign exchange risk
Issued bonds	—	43,441	7,544	43,496	(7,609)	(65)
Total foreign exchange risk	—	43,441	7,544	43,496	(7,609)	(65)

Total fair value hedge	22,308,794	22,789,158	(348,863)	45,767,762	392,833	43,970

Cash flow hedge
Market price risk
Long term incentive plan taxes	—	185,923	(62,240)	226,601	49,199	(13,041)
Total cash flow hedge	—	185,923	(62,240)	226,601	49,199	(13,041)

Total	22,993,091	22,975,081	(482,011)	46,671,688	519,944	37,933

(i)	For net investment hedges and cash flow hedges, the effective portion of changes in fair value is recognized in Other Comprehensive Income (OCI), while for fair value hedges, changes in fair value are recognized in profit or loss.

(ii)	Hedge ineffectiveness is recognized in “Net income/(loss) from financial instruments at fair value through profit or loss” in the Group’s consolidated income statement.

6	Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	March 31, 2026	December 31, 2025
Pledged asset loans	25,311,178	26,185,440
Retail	13,708,939	14,155,005
Companies	4,096,357	4,549,379
Credit card	7,505,882	7,481,056
Non-pledged loans	7,452,059	8,432,588
Retail	218,132	265,192
Companies	5,524,368	6,251,739
Credit card	1,709,559	1,915,657
Total loans operations	32,763,237	34,618,028
Expected Credit Loss (Note 9)	(435,241)	(475,943)
Total loans operations, net of Expected Credit Loss	32,327,996	34,142,085

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

By maturity	March 31, 2026	December 31, 2025
Overdue by 1 day or more	321,344	330,382
Due in 3 months or less	8,173,504	8,252,877
Due after 3 months through 12 months	8,288,022	8,345,591
Due after 12 months	15,980,367	17,689,178

By concentration	March 31, 2026	December 31, 2025
Largest debtor	2,735,950	4,175,501
10 largest debtors	5,861,848	6,950,812
20 largest debtors	7,079,531	8,133,975
50 largest debtors	8,621,572	9,770,062
100 largest debtors	9,606,529	10,838,691

XP Inc offers loan products through Banco XP to its customers. The loan products offered are mostly (77% as of March 31, 2026 and 76% as of December 31, 2025) collateralized by customers’ investments on XP platform.

The reconciliation of gross carrying amount and the expected credit losses in loan operations, segregated by stages, according with IFRS 9, is demonstrated in Note 9.

7	Prepaid expenses

	March 31, 2026	December 31, 2025
Commissions and premiums paid in advance (i)(iii)	3,576,360	3,666,524
Marketing expenses	35,938	11,537
Services paid in advance (ii)	30,743	39,639
Other expenses paid in advance (iv)	886,756	345,704
Total	4,529,797	4,063,404

Current	1,196,338	959,701
Non-current	3,333,459	3,103,703

(i)	Mostly comprised of commissions paid by XP CCTVM to its IFAs in order to establish a long-term relationship with this network. These commissions are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the contract’s term period.

(ii)	Mostly related to software’s subscription licenses (software as a service “SaaS”).

(iii)	Include balances with related parties, in connection with the transactions disclosed on Note 19.

(iv)	Includes an advance payment of monthly contributions to the Fundo Garantidor de Créditos (FGC), which was made in March 2026 as an one-time payment.

8	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+5.

	March 31, 2026	December 31, 2025
Receivables from clearing organizations	2,081,257	811,748
Debtors pending settlement	7,319,463	5,568,093
Other	6,412	67,026
(-) Expected losses on Securities trading and intermediation (a)	(141,953)	(147,384)
Total Assets	9,265,179	6,299,483

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

Payables to clearing organizations	2,730,727	2,171,301
Creditors pending settlement	9,238,720	5,189,525
Customer's cash on investment account	14,301,175	15,059,980
Total Liabilities	26,270,622	22,420,806

(a)	The reconciliation of gross carrying amount and the expected loss segregated by stages, according with IFRS 9, were demonstrated in Note 9.

9	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

a)       Reconciliation of carrying amount of Financial Assets

It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model and the simplified approach and the ECLs as of March 31, 2026:

Stage 1	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Balances as of March 31, 2026

Financial assets amortized cost
Securities	7,360,624	(1,646,401)	(39,067)	—	—	—	—	5,675,156
Securities purchased under resale agreements	17,065,664	(1,239,747)	—	—	—	—	—	15,825,917
Loans and credit card operations	32,051,628	(1,321,340)	(647,574)	(146,174)	625,958	25,603	—	30,588,101
Total on-balance exposures	56,477,916	(4,207,488)	(686,641)	(146,174)	625,958	25,603	—	52,089,174
Off-balance exposures (credit card limits)	7,373,720	13,990	(5,387)	(1)	448,635	6,285	—	7,837,242
Total exposures	63,851,636	(4,193,498)	(692,028)	(146,175)	1,074,593	31,888	—	59,926,416

Stage 2	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Balances as of March 31, 2026

Financial assets amortized cost
Securities	1,103	44	—	—	39,067	—	—	40,214
Loans and credit card operations	1,870,235	(243,538)	(625,958)	(46,670)	647,574	259	—	1,601,902
Total on-balance exposures	1,871,338	(243,494)	(625,958)	(46,670)	686,641	259	—	1,642,116
Off-balance exposures (credit card limits)	629,614	(54,407)	(448,635)	—	5,387	5,435	—	137,394
Total exposures	2,500,952	(297,901)	(1,074,593)	(46,670)	692,028	5,694	—	1,779,510

Stage 3	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Balances as of March 31, 2026

Financial assets amortized cost
Securities	74,197	(25,468)	—	—	—	—	—	48,729
Loans and credit card operations	696,165	(194,720)	(25,603)	(259)	146,174	46,670	(95,192)	573,235
Total on-balance exposures	770,362	(220,188)	(25,603)	(259)	146,174	46,670	(95,192)	621,964
Off-balance exposures (credit card limits)	13,183	(573)	(6,285)	(5,435)	1	—	—	891
Total exposures	783,545	(220,761)	(31,888)	(5,694)	146,175	46,670	(95,192)	622,855

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

Consolidated Stages	Balances as of December 31, 2025	Purchases / (Settlements)	Write-Off	Balances as of March 31, 2026

Financial assets amortized cost
Securities	7,435,924	(1,671,825)	—	5,764,099
Securities purchased under resale agreements	17,065,664	(1,239,747)	—	15,825,917
Loans and credit card operations	34,618,028	(1,759,598)	(95,192)	32,763,238
Total on-balance exposures	59,119,616	(4,671,170)	(95,192)	54,353,254
Off-balance exposures (credit card limits)	8,016,517	(40,990)	—	7,975,527
Total exposures	67,136,133	(4,712,160)	(95,192)	62,328,781

Stage 1	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Balances as of December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	53,250,910	(11,027,561)	—	—	—	—	—	42,223,349
Financial assets amortized cost
Securities	2,850,108	4,585,816	(1,103)	(74,197)	—	—	—	7,360,624
Securities purchased under resale agreements	22,059,501	(4,993,837)	—	—	—	—	—	17,065,664
Loans and credit card operations	26,337,288	5,949,078	(1,302,940)	(538,578)	1,603,609	3,171	—	32,051,628
Total on-balance exposures	104,497,807	(5,486,504)	(1,304,043)	(612,775)	1,603,609	3,171	—	98,701,265
Off-balance exposures (credit card limits)	7,473,577	293,552	(518,677)	(12,458)	137,723	3	—	7,373,720
Total exposures	111,971,384	(5,192,952)	(1,822,720)	(625,233)	1,741,332	3,174	—	106,074,985

Stage 2	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Balances as of December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	1,103	—	—	1,103
Loans and credit card operations	2,910,045	(585,008)	(1,603,609)	(154,591)	1,302,940	458	—	1,870,235
Total on-balance exposures	2,910,045	(585,008)	(1,603,609)	(154,591)	1,304,043	458	—	1,871,338
Off-balance exposures (credit card limits)	394,416	(144,817)	(137,723)	(941)	518,677	2	—	629,614
Total exposures	3,304,461	(729,825)	(1,741,332)	(155,532)	1,822,720	460	—	2,500,952

Stage 3	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Balances as of December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	74,197	—	—	74,197
Loans and credit card operations	401,211	(129,631)	(3,171)	(458)	538,578	154,591	(264,955)	696,165
Total on-balance exposures	401,211	(129,631)	(3,171)	(458)	612,775	154,591	(264,955)	770,362
Off-balance exposures (credit card limits)	5,558	(5,769)	(3)	(2)	12,458	941	—	13,183
Total exposures	406,769	(135,400)	(3,174)	(460)	625,233	155,532	(264,955)	783,545

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

Consolidated Stages	Balances as of December 31, 2024	Purchases / (Settlements)	Write-Off	Balances as of December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	53,250,910	(11,027,561)	—	42,223,349
Financial assets amortized cost
Securities	2,850,108	4,585,816	—	7,435,924
Securities purchased under resale agreements	22,059,501	(4,993,837)	—	17,065,664
Loans and credit card operations	29,648,544	5,234,439	(264,955)	34,618,028
Total on-balance exposures	107,809,063	(6,201,143)	(264,955)	101,342,965
Off-balance exposures (credit card limits)	7,873,551	142,966	—	8,016,517
Total exposures	115,682,614	(6,058,177)	(264,955)	109,359,482

The following table presents the gross carrying amount of financial assets measured at amortized cost, which have their ECLs measured using the simplified approach:

Gross Carrying Amount	March 31, 2026	December 31, 2025

Securities trading and intermediation	9,407,133	6,635,969
Accounts receivable	1,288,811	854,828
Other financial assets	23,223,134	13,257,189
Total	33,919,078	20,747,986

b)       Expected credit loss

The table below presents the changes in ECLs, measured according to the three-stage model, for assets classified as financial assets through other comprehensive income and financial assets measured at amortized cost in the period ended March 31, 2026 and December 31, 2025, segregated by stages:

Stage 1	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Balances as of March 31, 2026

Financial assets amortized cost
Securities	16,725	2,210	(262)	—	—	—	—	18,673
Securities purchased under resale agreements	2,565	302	—	—	—	—	—	2,867
Loans and credit card operations	198,907	75,614	(8,604)	(60,721)	6,992	1,758	—	213,946
Total on-balance exposures	218,197	78,126	(8,866)	(60,721)	6,992	1,758	—	235,486
Off-balance exposures (credit card limits)	5,341	5,790	(28)	—	660	192	—	11,955
Total exposures	223,538	83,916	(8,894)	(60,721)	7,652	1,950	—	247,441

Stage 2	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Balances as of March 31, 2026

Financial assets amortized cost
Securities	17	(12)	—	—	262	—	—	267
Loans and credit card operations	45,434	22,398	(6,992)	(30,797)	8,604	6	—	38,653
Total on-balance exposures	45,451	22,386	(6,992)	(30,797)	8,866	6	—	38,920
Off-balance exposures (credit card limits)	1,210	(355)	(660)	—	28	3,939	—	4,162
Total exposures	46,661	22,031	(7,652)	(30,797)	8,894	3,945	—	43,082

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

Stage 3	Balances as of December 31, 2025	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Balances as of March 31, 2026

Financial assets amortized cost
Securities	12,250	(7,589)	—	—	—	—	—	4,661
Loans and credit card operations	220,757	(48,852)	(1,758)	(6)	60,721	30,797	(95,192)	166,467
Total on-balance exposures	233,007	(56,441)	(1,758)	(6)	60,721	30,797	(95,192)	171,128
Off-balance exposures (credit card limits)	4,294	(105)	(192)	(3,939)	—	—	—	58
Total exposures	237,301	(56,546)	(1,950)	(3,945)	60,721	30,797	(95,192)	171,186

Consolidated Stages	Balances as of December 31, 2025	Increase / (Reversal)	Write-Off	Balances as of March 31, 2026

Financial assets amortized cost
Securities	28,992	(5,391)	—	23,601
Securities purchased under resale agreements	2,565	302	—	2,867
Loans and credit card operations	465,098	49,160	(95,192)	419,066
Total on-balance exposures	496,655	44,071	(95,192)	445,534
Off-balance exposures (credit card limits)	10,845	5,330	—	16,175
Total exposures	507,500	49,401	(95,192)	461,709

Stage 1	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Balances as of December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	15,622	(15,622)	—	—	—	—	—	—
Financial assets amortized cost
Securities	13,962	15,030	(17)	(12,250)	—	—	—	16,725
Securities purchased under resale agreements	2,364	201	—	—	—	—	—	2,565
Loans and credit card operations	79,029	317,847	(27,310)	(177,848)	7,117	72	—	198,907
Total on-balance exposures	110,977	317,456	(27,327)	(190,098)	7,117	72	—	218,197
Off-balance exposures (credit card limits)	11,264	(507)	(1,375)	(4,243)	202	—	—	5,341
Total exposures	122,241	316,949	(28,702)	(194,341)	7,319	72	—	223,538

Stage 2	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Balances as of December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	17	—	—	17
Loans and credit card operations	87,885	47,859	(7,117)	(110,526)	27,310	23	—	45,434
Total on-balance exposures	87,885	47,859	(7,117)	(110,526)	27,327	23	—	45,451
Off-balance exposures (credit card limits)	7,804	(7,707)	(202)	(60)	1,375	—	—	1,210
Total exposures	95,689	40,152	(7,319)	(110,586)	28,702	23	—	46,661

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

Stage 3	Balances as of December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Balances as of December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	12,250	—	—	12,250
Loans and credit card operations	230,080	(32,647)	(72)	(23)	177,848	110,526	(264,955)	220,757
Total on-balance exposures	230,080	(32,647)	(72)	(23)	190,098	110,526	(264,955)	233,007
Off-balance exposures (credit card limits)	4,019	(4,028)	—	—	4,243	60	—	4,294
Total exposures	234,099	(36,675)	(72)	(23)	194,341	110,586	(264,955)	237,301

Consolidated Stages	Balances as of December 31, 2024	Increase / (Reversal)	Write-Off	Balances as of December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	15,622	(15,622)	—	—
Financial assets amortized cost
Securities	13,962	15,030	—	28,992
Securities purchased under resale agreements	2,364	201	—	2,565
Loans and credit card operations	396,994	333,059	(264,955)	465,098
Total on-balance exposures	428,942	332,668	(264,955)	496,655
Off-balance exposures (credit card limits)	23,087	(12,242)	—	10,845
Total exposures	452,029	320,426	(264,955)	507,500

The table below presents the ECLs for the financial assets measured according to simplified approach in the period ended March 31, 2026 and December 31, 2025:

Expected Credit Losses	March 31, 2026	December 31, 2025

Securities trading and intermediation	141,953	147,384
Accounts receivable	127,700	123,418
Other financial assets	73,606	20,891
Total	343,259	291,693

c)       Expected credit losses segregated by products

The table below presents the expected credit losses for March 31, 2026 and December 31, 2025, segregated by products:

Expected Credit Losses	March 31, 2026	December 31, 2025

Financial assets amortized cost	788,793	788,348
Securities	23,601	28,992
Securities purchased under resale agreements	2,867	2,565
Loans and credit card operations	419,066	465,098
Securities trading and intermediation (i)	141,953	147,384
Accounts receivable	127,700	123,418
Other financial assets	73,606	20,891
Total losses for exposures	788,793	788,348
Off-balance exposures (credit card limits)	16,175	10,845
Total exposures	804,968	799,193

(i)	For the three months period ended March 31, 2026, there was an amount of R$10,743 related to credit write-off of securities trading and intermediation.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

10	Investments in associates

Set out below are the associates of the Group as of March 31, 2026 and 2025.

Entity	December 31, 2025	Acquisitions (i)	Equity in earnings	Dividends received	Other changes in equity (iv) (v)	March 31, 2026
Equity-accounted method
Associates (ii.a)	2,113,639	65,000	18,657	(2,154)	(7,366)	2,187,776
Measured at fair value
Associates (iii)	1,521,675	—	—	—	(18,029)	1,503,646
Total	3,635,314	65,000	18,657	(2,154)	(25,395)	3,691,422

Entity	December 31, 2024	Acquisitions (i)	Equity in earnings	Dividends received	Other changes in equity (iv)	March 31, 2025
Equity-accounted method
Associates (ii.a)	1,972,501	50,400	7,455	(31,934)	(29,673)	1,968,749
Measured at fair value
Associates (iii)	1,546,278	—	—	—	—	1,546,278
Total	3,518,779	50,400	7,455	(31,934)	(29,673)	3,515,027

(i)	Includes the minority stake acquisitions disclosed in the Note 2 (d)(i).

(ii)	As of March 31, 2026 and December 31, 2025, includes the interests in the total and voting capital of the following companies:

(a)	Associates - Wealth High Governance Holding de Participações S.A. (49.90% of the total and voting capital on March 31, 2026 and December 31, 2025) NK112 Empreendimentos e Participações S.A. (49.90% of the total and voting capital on March 31, 2026 and December 31, 2025); Ável Participações Ltda. (“Ável”) (35% of the total and voting capital on March 31, 2026 and December 31, 2025); Monte Bravo Holding JV S.A. (45% of the total and voting capital on March 31, 2026 and December 31, 2025); Blue3 S.A. (42% of the total and voting capital on March 31, 2026 and December 31, 2025); FMX Capital S.A (36% of the total and voting capital on March 31, 2026 and December 31, 2025); SVN S.A (25% of the total and voting capital on March 31, 2026 and December 31, 2025); Manchester Assessores de Investimentos Ltda. (16% of the total and voting capital on March 31, 2026 and December 31, 2025), Nomos Partnership Ltda (35.01% of the total and voting capital on March 31, 2026 and December 31, 2025), Kona Participações 2 S.A (27.5% of the total and voting capital on March 31, 2026 and December 31, 2025); Criteria Holding Investimento S.A (20% of the total and voting capital on March 31, 2026 and December 31, 2025); Center XP Holding S.A (35% of the total and voting capital on March 31, 2026 and December 31, 2025); Inove Capital Partners Ltda. (27% of the total and voting capital on March 31, 2026 and December 31, 2025) and ACT Holding Participações S.A (35% of the total and voting capital on March 31, 2026).

(iii)	As mentioned in Note 2 (c)(iii), the Group values the investments held through some proprietary investment funds at fair value. The fair value of investments is presented in the statement of income as Net income/(loss) from financial instruments at fair value through profit or loss. Contingent consideration amounts related to the investments at fair value held through proprietary investment funds are presented in Note 14.

(iv)	In the three months period ended March 31, 2026, includes an amount of R$ 9,544 (R$ 6,152 on March 31, 2025) related to amortization of identifiable assets, in connection with the minority stake acquisitions disclosed in Note 2(d)(i).

(v)	As a result of the business combination with Augme Holding Participações Ltda. achieved by the Group, Augme Capital Gestora Ltda., which was an associate, was fully consolidated in the Group’s financial statements as of the date control was obtained (Note 2(d)(ii)).

a) Summarized financial information about material associates

Below is the aggregated financial information about the material associates used by the Group to apply the equity method as of March 31, 2026:

Equity-accounted method	Total assets	Equity	Net income (loss)

Aggregated financial information	651,458	578,804	15,809

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

11	Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and equipment	Goodwill and intangible assets

As of January 1, 2025	449,956	2,634,449
Additions	20,179	52,550
Write-offs	(576)	(4,934)
Disposals (i)	(135,798)	—
Foreign exchange	(510)	(31)
Depreciation / amortization in the period	(14,096)	(31,635)
As of March 31, 2025	319,155	2,650,399
Cost	506,497	3,048,503
Accumulated depreciation / amortization	(187,342)	(398,104)

As of January 1, 2026	463,540	2,763,253
Additions (ii)	52,919	178,971
Write-offs	(33,805)	—
Foreign exchange	(266)	1
Depreciation / amortization in the period	(14,857)	(33,882)
As of March 31, 2026	467,531	2,908,343
Cost	705,267	3,402,325
Accumulated depreciation / amortization	(237,736)	(493,982)

(i) The disposal was a non-cash transaction. The amount of R$ 132,003 was recognized in “Accounts receivable” (Note 30(iii)) and the loss on disposal (R$ 3,795) was recorded in the Group’s consolidated statement of income, in “Other operating income (expenses), net” (Note 24).

(ii) Includes the goodwill arising from the business combinations disclosed in the Note 2 (d)(ii).

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2025. As of March 31, 2026, there were no indicators of a potential impairment of goodwill.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

c)	Leases

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the changes during the period.

	Right-of-use assets	Lease liabilities
As of January 1, 2025	313,141	311,347
Additions (i)	74,696	74,696
Depreciation expense	(22,243)	—
Interest expense	—	4,232
Revaluation	326	—
Cancellation/Expiration	(5,566)	—
Effects of exchange rate	(5,281)	(6,189)
Payment of lease liabilities	—	(37,053)
As of March 31, 2025	355,073	347,033

Current	94,231	72,830
Non-current	260,842	274,203

	Right-of-use assets	Lease liabilities
As of January 1, 2026	340,586	311,417
Additions (i)	42,779	42,779
Depreciation expense	(25,085)	—
Interest expense	—	3,184
Revaluation	326	—
Cancellation/Expiration	(8,418)	(8,418)
Effects of exchange rate	(2,760)	(4,220)
Payment of lease liabilities	—	(34,647)
As of March 31, 2026	347,428	310,095

Current	77,293	31,843
Non-current	270,135	278,252

(i)	Additions to right-to-use assets in the period include prepayments to lessors and accrued liabilities.

Payments associated with short-term leases and leases of low-value assets are recognized, on a straight-line basis, as an expense in the consolidated statement of income. The Group did not recognize expenses from short-term leases and leases of low-value assets for the three months periods ended March 31, 2026 and 2025.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

12	Financing instruments payable

	March 31, 2026	December 31, 2025
Market funding operations (a)	112,239,751	118,366,426
Deposits	68,639,172	76,750,219
Demands deposits	899,126	1,053,491
Time deposits	67,260,567	75,182,307
Interbank deposits	479,479	514,421
Financial bills	17,997,649	15,919,950
Structured notes	23,309,016	23,798,103
Others	2,293,914	1,898,154
Debt securities (b)	4,807,650	5,037,089
Bond	4,807,650	5,037,089
Total	117,047,401	123,403,515

Current	69,874,861	79,553,856
Non-current	47,172,540	43,849,659

(a)	Market funding operations maturity

March 31, 2026

Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	899,126	—	—	—	—	—	899,126
Time deposits	8,249,725	9,736,186	9,747,210	12,972,477	9,593,494	16,961,475	67,260,567
Interbank deposits	—	—	—	342,358	40,484	96,637	479,479
Financial bills	99,821	637,025	1,031,711	1,759,032	1,527,937	12,942,123	17,997,649
Structured notes	196,668	380,404	498,048	2,377,134	5,840,166	14,016,596	23,309,016
Others	105,047	252,829	194,409	111,039	830,394	800,196	2,293,914
Total	9,550,387	11,006,444	11,471,378	17,562,040	17,832,475	44,817,027	112,239,751

December 31, 2025

Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,053,491	—	—	—	—	—	1,053,491
Time deposits	10,550,692	5,511,955	5,593,062	31,692,610	7,665,880	14,168,108	75,182,307
Interbank deposits	—	—	—	—	389,784	124,637	514,421
Financial bills	136,048	99,760	146,006	1,704,455	2,992,391	10,841,290	15,919,950
Structured notes	124,274	262,539	110,315	1,144,806	6,253,426	15,902,743	23,798,103
Others	—	—	109,865	534,118	904,307	349,864	1,898,154
Total	11,864,505	5,874,254	5,959,248	35,075,989	18,205,788	41,386,642	118,366,426

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

(b)	Debt securities maturity

The total balance is comprised of the following issuances:

		March 31, 2026			December 31, 2025
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total

Bonds (i)	Fixed rate	2,452,137	2,355,513	4,807,650	2,574,072	2,463,017	5,037,089
Total		2,452,137	2,355,513	4,807,650	2,574,072	2,463,017	5,037,089

Current		—	—	2,452,137	—	—	2,574,072
Non-current		—	—	2,355,513	—	—	2,463,017

(i)	XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026, and bear interest at the rate of 3.250% per year, guaranteed by XP Investimentos S.A. The principal amount will be paid on the maturity date and the interest is amortized every six months.

On July 2, 2024, XP Inc concluded an issuance of senior unsecured notes in an aggregate principal amount of US$500 million, with an interest rate of 6.75% and maturity date on July 2, 2029. The notes will be guaranteed by XP Investimentos S.A. The Company used the net proceeds from the offering of the notes to partially repurchase an amount equal to US$287 million of the 3.25% outstanding senior unsecured notes mentioned above.

13	Borrowings

	Annual interest rate %	Maturity	March 31, 2026	December 31, 2025

Bank of America	4.250%	August 2026	225,086	237,894
Bank of America	4.518%	December 2026	45,541	—
Bank of America	4.614%	December 2026	156,477	—
Bank of America	4.724%	October 2026	50,426	—
Total			477,530	237,894

Current			477,530	237,894
Non-current			—	—

14	Deposits at central banks and other financial assets and liabilities

a)	Deposits at central banks and other financial assets

	March 31, 2026	December 31, 2025
Foreign exchange portfolio	98,912	26,507
Compulsory deposits at Brazilian Central Bank	9,963,181	11,031,051
Non-compulsory deposits at Brazilian Central Bank (i)	12,484,496	5,254,999
Other financial assets	676,545	621,326
(-) Expected losses on other financial assets (ii)	(73,606)	(20,891)
Total	23,149,528	16,912,992

Current	20,037,483	14,233,755
Non-current	3,112,045	2,679,237

(i)	As of March 31, 2026, the amount of R$ 12,484,496 (December 31, 2025 - R$ 5,254,999) is being presented as cash equivalents in the statements of cash flows.

(ii)	The reconciliation of gross carrying amount and the expected loss according to IFRS 9 are presented in Note 9.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

(b)	Other financial liabilities

	March 31, 2026	December 31, 2025
Foreign exchange portfolio	684,889	544,593
Structured financing (i)	1,745,634	1,943,855
Credit cards operations	8,888,384	9,275,835
Contingent consideration (ii)	149,660	107,159
Lease liabilities	310,095	311,417
Others	158,874	137,871
Total	11,937,536	12,320,730

Current	11,526,850	11,984,495
Non-current	410,686	336,235

(i)	Financing with prime brokers through the Group's proprietary fund Multistrategy using some of its own financial assets as collateral.

(ii)	Contractual contingent considerations obligations are mostly associated with the acquisition of participation in associates. The maturity of total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$ 342,500 (the minimum amount is zero).

15	Other assets and other liabilities

a)	Other assets

	March 31, 2026	December 31, 2025
Energy contracts (i)	5,460,729	5,661,136
Other	241,519	261,736
Total	5,702,248	5,922,872
b)	Other liabilities

	March 31, 2026	December 31, 2025
Energy contracts (i)	279,497	442,003
Other	97,395	118,188
Total	376,892	560,191

(i)	Energy contracts agreed through the subsidiary XP Comercializadora de Energia Ltda., whose main activities are to negotiate electricity purchase and sale contracts in the various contracting environments of the Brazilian electricity sector, in accordance with the rules of the Electric Energy Trading Chamber (“CCEE”), the National Electric Energy Agency (“ANEEL”) and other applicable regulations, with the objective of structuring customized solutions for its customers, such as directional trading operations, anticipation of receivables, incentive and conventional source swaps, as well as submarkets, among other modalities. The entity's portfolio also includes financial instruments and derivatives used to mitigate exposures, avoiding volatilities that are not aligned with its corporate strategy and risk profile.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

16	Retirement plans and insurance liabilities

	March 31, 2026	December 31, 2025
Retirement plans without insurance risk, under the scope of IFRS 9 (Note 17(a)(i))	85,149,847	84,446,347
Retirement plans with insurance risk, under the scope of IFRS 17 (Note 17(a)(ii))	9,681,312	8,260,312
Insurance liabilities, under the scope of IFRS 17 (Note 17(b))	340,324	316,763
Total retirement plans and insurance liabilities	95,171,483	93,023,422

a)       Retirement plans

As of March 31, 2026, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the participant’s balance in the linked Specially Constituted Investment Fund (“FIE”) on the reporting date (Note 4 (a)(i)).

(i) Retirement plans without insurance risk, under the scope of IFRS 9

2026
As of January 1,	84,446,347
Contributions received	816,055
Transfer with third party plans	(1,160,499)
Withdraws	(1,032,224)
Other provisions (Constitution/Reversion)	19,805
Monetary correction and interest income	2,060,363
As of March 31,	85,149,847

2025
As of January 1,	66,104,805
Contributions received	3,994,319
Transfer with third party plans	9,368,313
Withdraws	(4,966,973)
Other provisions (Constitution/Reversion)	23,464
Monetary correction and interest income	9,922,419
As of December 31,	84,446,347

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

(ii) Retirement plans with insurance risk, under the scope of IFRS 17

		2026
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")
As of January 1,	8,260,312	—
Cash flows	1,663,866	(495,801)
Acquisition cash flows paid	(2,624)	—
Premiums received	1,666,490	—
Claims and other directly attributable expenses paid, including investment component	—	(495,801)
Financial result	261,552	—
Investment components	(494,481)	494,481
Statement of income	(9,937)	1,320
As of March 31,	9,681,312	—

		2025
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")
As of January 1,	—	—
Cash flows	8,310,960	(440,760)
Acquisition cash flows paid	(1,834)	—
Premiums received	8,312,794	—
Claims and other directly attributable expenses paid, including investment component	—	(440,760)
Financial result	397,089	—
Investment components	(439,365)	439,365
Statement of income	(8,372)	1,395
As of December 31,	8,260,312	—

Below is the statement of financial position for retirement plans with insurance risk:

	March 31 2026	December 31, 2025
Assets	9,689,929	8,267,289
Securities - Investment funds (Note 4a)	9,689,929	8,267,289
Liabilities	9,681,312	8,260,312
Retirement plans liabilities	9,681,312	8,260,312
Equity	8,617	6,977
P&L	8,617	6,977

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

The table below shows the reconciliations, from the opening to the closing balances, for the estimates of the present value of the future cash flows, the risk adjustment for non-financial risk and the contractual service margin (“CSM”):

	March 31, 2026
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total
Opening balance	(8,142,398)	(6)	(117,908)	(8,260,312)
Changes that relate to current service	595	—	8,023	8,618
CSM recognised for the services provided	—	—	8,023	8,023
Experience adjustments	595	—	—	595
Changes that relate to future service	25,149	(1)	(25,148)	—
Changes in estimates reflected in the contractual service margin	(49,849)	—	49,849	—
Contracts initially recognised in the period	74,998	(1)	(74,997)	—
Financial Result	47,962	—	(309,514)	(261,552)
Current period cash flows	(1,168,065)	—	—	(1,168,065)
Total	(9,236,757)	(7)	(444,547)	(9,681,312)

	December 31, 2025
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total
Opening balance	—	—	—	—
Changes that relate to current service	687	—	6,291	6,978
CSM recognised for the services provided	—	—	6,291	6,291
Experience adjustments	687	—	—	687
Changes that relate to future service	28,430	(6)	(28,424)	—
Changes in estimates reflected in the contractual service margin	(646,770)	—	646,770	—
Contracts initially recognised in the period	675,200	(6)	(675,194)	—
Financial Result	(301,315)	—	(95,775)	(397,090)
Current period cash flows	(7,870,200)	—	—	(7,870,200)
Total	(8,142,398)	(6)	(117,908)	(8,260,312)

The table below shows the effect on the Group’s statement of financial position for retirement plans with insurance risk issued that are initially recognized in the period:

March 31, 2026
Contractual service margin	(74,997)
Estimates of the present value of future cash inflows	2,467,395
Estimates of the present value of future cash outflows	(2,392,398)
Claims and other insurance service expenses	(2,371,440)
Insurance acquisition cash flows	(20,959)
Risk adjustment for non-financial risk	1
Total	—

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

The table below shows the expected recognition of the contractual service margin (“CSM”) remaining as of March 31, 2026 and December 31, 2025, in profit or loss, for retirement plans with insurance risk:

	March 31, 2026	December 31, 2025
0-1 year	24,203	6,544
1-2 years	24,430	7,240
2-3 years	29,166	6,149
3-4 years	22,352	4,939
4-5 years	19,206	5,215
Over 5 years	325,190	87,821
Total	444,547	117,908

The rates used to discount cash flows from retirement plans contracts are shown below:

	Index	1	3	5	10	20
December 31, 2025	Fixed	13.76%	13.30%	13.69%	13.69%	12.16%
March 31, 2026	Fixed	14.04%	13.74%	13.66%	13.60%	13.58%

b)       Insurance liabilities

		2026
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")
As of January 1,	306,760	10,002
Cash flows	45,965	(4,849)
Acquisition cash flows paid	(10,332)	—
Claims and other expenses paid	—	(4,849)
Premiums received	56,297	—
Statement of comprehensive income	6,637
Statement of income	(27,877)	3,686
As of March 31,	331,485	8,839

		2025
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")
As of January 1,	114,992	4,590
Cash flows	193,063	(14,909)
Acquisition cash flows paid	(24,050)	—
Claims and other expenses paid	—	(14,909)
Premiums received	217,113	—
Statement of comprehensive income	12,954	—
Statement of income	(14,024)	20,097
As of December 31,	306,985	9,778

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

Below is the statement of financial position for insurance:

	March 31, 2026	December 31, 2025
Assets	367,110	328,216
Securities - Brazilian sovereign bonds (Note 4A)	367,110	328,216
Liabilities	340,324	316,763
Insurance liabilities	340,324	316,763
Equity	26,786	11,453
OCI	(6,316)	(8,188)
P&L	33,102	19,641

The table below shows the reconciliations, from the opening to the closing balances, for the estimates of the present value of the future cash flows, the risk adjustment for non-financial risk and the contractual service margin (“CSM”):

	March 31, 2026
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total
Opening balance	181,465	(3,599)	(494,629)	(316,763)
Changes that relate to current service	(23,912)	(589)	13,607	(10,894)
CSM recognised for the services provided	—	—	13,607	13,607
Experience adjustments	(23,912)	—	—	(23,912)
Risk adjustment recognised for the risk expired	—	(589)	—	(589)
Changes that relate to future service	86,513	(435)	(86,078)	—
Changes in estimates reflected in the contractual service margin	56,383	(153)	(56,230)	—
Contracts initially recognised in the period	30,130	(282)	(29,848)	—
Changes that relate to past service	27,803	753	—	28,556
Adjustments to LIC	27,803	753	—	28,556
Current Period Cash Flows	(41,116)	—	—	(41,116)
Insurance contracts	(41,116)	—	—	(41,116)
Insurance Finance Expenses	10,884	(50)	(10,942)	(108)
Insurance contracts	10,884	(50)	(10,942)	(108)
Total	241,637	(3,920)	(578,042)	(340,324)

	December 31, 2025
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total
Opening balance	214,157	(2,027)	(331,712)	(119,582)
Changes that relate to current service	(81,177)	(1,965)	36,055	(47,087)
CSM recognised for the services provided	—	—	36,055	36,055
Experience adjustments	(81,177)	—	—	(81,177)
Risk adjustment recognised for the risk expired	—	(1,965)	—	(1,965)
Changes that relate to future service	161,939	(1,198)	(160,741)	—
Changes in estimates reflected in the contractual service margin	(60,301)	236	60,065	—
Contracts initially recognised in the period	222,240	(1,434)	(220,806)	—
Changes that relate to past service	84,370	2,183	—	86,553
Adjustments to LIC	84,370	2,183	—	86,553
Current Period Cash Flows	(177,241)	—	—	(177,241)
Insurance contracts	(177,241)	—	—	(177,241)
Insurance Finance Expenses	(20,583)	(592)	(38,231)	(59,406)
Insurance contracts	(20,583)	(592)	(38,231)	(59,406)
Total	181,465	(3,599)	(494,629)	(316,763)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

The table below shows the effect on the Group’s statement of financial position for insurance contracts issued held that are initially recognized in the period:

March 31, 2026
Contractual service margin	(29,848)
Estimates of the present value of future cash inflows	88,450
Estimates of the present value of future cash outflows	(58,602)
Claims and other insurance service expenses	(45,815)
Insurance acquisition cash flows	(12,505)
Risk adjustment for non-financial risk	(282)
Total	—

The table below shows the expected recognition of the contractual service margin (“CSM”) remaining as of March 31, 2026 and December 31, 2025, in profit or loss, for insurance contracts:

	March 31, 2026	December 31, 2025
0-1 year	14,063	50,949
1-2 years	12,439	45,984
2-3 years	12,917	41,113
3-4 years	12,002	35,647
4-5 years	10,888	30,324
Over 5 years	515,734	290,613
Total	578,043	494,630

The rates used to discount cash flows from insurance contracts are shown below:

	Index	1	3	5	10	20
December 31, 2025	IPCA	10.06%	8.85%	8.64%	8.20%	7.89%
March 31, 2026	IPCA	8.99%	8.80%	8.72%	8.34%	8.01%

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

17	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

		Balance sheet		Net change in the three months period ended March 31,
	Balances as of March 31, 2026	Balances as of December 31, 2025	2026	2025

Tax losses carryforwards	1,534,161	1,137,635	396,526	468,603
Goodwill on business combinations (i)	65,592	65,886	(294)	6,507
Provisions for IFAs’ commissions	90,088	86,854	3,234	(5,360)
Revaluations of financial assets at fair value	274,690	277,750	(3,060)	(448,840)
Expected credit losses (ii)	390,733	373,261	17,472	10,633
Profit sharing plan	86,313	329,517	(243,204)	(204,226)
Net gain/(loss) on hedge instruments	(45,615)	(41,076)	(4,539)	(3,918)
Share based compensation	422,560	375,420	47,140	66,386
Controlled foreign corporation taxation	(96,075)	—	(96,075)	—
Other provisions	275,832	276,179	(347)	46,663
Total	2,998,279	2,881,426	116,853	(63,552)
Deferred tax assets	3,496,712	3,370,919
Deferred tax liabilities	(498,433)	(489,493)

(i)	For Brazilian tax purposes, goodwill amortization expenses are deductible from the corporate income taxes calculation basis (i) over at least five years, on a straight-line basis, when the acquired entity is merged into the acquiring company or (ii) at once, as cost of acquisition, when the company is sold.

(ii)	Include expected credit loss on accounts receivable, loan operations and deposits at central banks and other financial assets.

The changes in the net deferred tax were recognized as follows:

		Three months period ended March 31,
	2026	2025
As of January, 1	2,881,426	2,622,645
Foreign exchange variations	(28,124)	(7,883)
Charges to statement of income	112,982	78,523
Tax relating to components of other comprehensive income	(2,420)	(149,991)
Other deferred taxes	34,416	15,799
As of March 31,	2,998,280	2,559,093

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the three months period ended March 31, 2026:

		Three months period ended
		March 31,
	2026	2025

Income before taxes	1,343,483	1,262,724
Combined tax rate in Brazil (a)	34%	34%
Tax expense at the combined rate	456,784	429,326

Effects from entities taxed at different rates	44,989	720
Effects from entities taxed at different taxation regimes (b)	(359,586)	(313,871)
Intercompany transactions with different taxation	(133,337)	(60,465)
Tax incentives and related donation programs	(718)	(715)
Non-deductible expenses (non-taxable income), net	17,609	(28,336)
Total	25,741	26,659

Current	138,723	105,182
Deferred	(112,982)	(78,523)
Total expense / (credit)	25,741	26,659

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Finance Holding S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge)/Credit	After tax
Foreign exchange variation of investees located abroad	(57,794)	—	(57,794)
Gains (losses) on net investment hedge	52,650	—	52,650
Changes in the fair value of financial assets	289,451	(149,991)	139,460
As of March 31, 2025	284,307	(149,991)	134,316

Foreign exchange variation of investees located abroad	(38,524)	—	(38,524)
Gains (losses) on net investment hedge	36,050	—	36,050
Changes in the fair value of financial assets	13,094	(2,420)	10,674
Changes in discount rates (IFRS 17)	6,637	—	6,637
As of March 31, 2026	17,257	(2,420)	14,837

18	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

As of March 31, 2026, the Company had R$ 28 of issued capital which were represented by 417,080,230 Class A common shares and 102,808,777 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares. The rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

The Board of Directors approved in December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of March 31, 2026, the outstanding number of shares reserved under the plans were 17,955,726 restricted stock units (“RSUs”) (December 31, 2025 – 13,509,933) and 256,856 performance stock units (“PSUs”) (December 31, 2025 – 256,856) to be issued at the vesting dates.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Treasury shares

The Group registered treasury shares in its equity mainly as a result of the share buy-back programs (Note 1.1). Treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

During the three months period ended March 31, 2025, the Company repurchased 6,024,324 Class A common shares (R$ 497,772).

During the three months period ended March 31, 2026, the Company repurchased 2,066,619 Class A common shares (R$ 197,482).

As of March 31, 2026, the Group held 2,155,269 Class A common shares (December 31, 2025 – 88,650) and 1,056,308 Class B common shares (December 31, 2025 – 1,056,308) in treasury, totaling an amount of R$ 322,586 (December 31, 2025 – R$ 125,104).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

(d)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders. For the three months period ended March 31, 2026 and 2025, XP Inc. has not declared and paid dividends to the shareholders. Non-controlling shareholders of some XP Inc’s subsidiaries received dividends of R$ 49 and R$ 180 during the three months period ended March 31, 2026 and March 31, 2025, respectively.

(e)	Other comprehensive income

Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

19	Related party transactions

The material transactions carried out with related parties are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
			Net change in the three months period ended March 31,
Relation and transaction	Balances as of March 31, 2026	Balances as of December 31, 2025	2026	2025
Shareholders with significant influence	151,983	164,102	2,196	12,087
Securities	15,093	15,085	8	9,037
Accounts receivable and Loans operations	89,453	89,224	2,188	3,050
Financing instruments payable	47,437	59,793	—	—

Transactions with related parties includes transactions among the Company and its subsidiaries in the course of normal operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

Transactions with related parties also includes transactions among the Company and its associates related to commissions and premiums paid in advance, as described in Note 7.

20	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	March 31, 2026	December 31, 2025
Tax contingencies	1,540	1,540
Civil contingencies	83,219	75,424
Labor contingencies	132,929	114,687
Total provision	217,688	191,651

Judicial deposits (i)	55,257	52,895

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

Changes in the provision during the period

	Three months period ended March 31,
	2026	2025
At the beginning of period	191,651	146,173
Monetary correction	11,040	34,500
Provision accrued	48,994	24,249
Provision reversed	(4,366)	(23,175)
Payments	(29,631)	(8,689)
At the end of period	217,688	173,058

Nature of claims

a)	Civil

Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of March 31, 2026, there were 791 (December 31, 2025 - 712) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 83,219 (December 31, 2025 - R$ 75,424).

b)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of March 31, 2026, the Company and its subsidiaries are defendants in 408 cases (December 31, 2025 - 365) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 132,929 (December 31, 2025 - R$ 114,687).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$ 3,959,392 (December 31, 2025 - R$ 3,703,191).

Below these claims are summarized by nature:

	March 31, 2026	December 31, 2025
Tax (i) (ii)	2,130,925	2,105,051
Civil (iii)	1,621,878	1,429,045
Labor (iv)	206,589	169,095
Total	3,959,392	3,703,191

(i)	Employees Profit Sharing Plans: In 2015, 2019, 2021, 2022 and 2024 tax authorities issued assessments against the Group mainly related to allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017, 2018, 2019 and 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The risk of loss for these claims is classified as possible by the external counsels.

a.	Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the Superior Court of the Administrative Council of Tax Appeals (“CSRF”). The amount claimed is R$ 23,741.

b.	Tax assessment related to 2015: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the CSRF. The amount claimed is R$ 60,891.

c.	Tax assessment related to 2017: In this case, in addition to the claim related to the employees’ profit-sharing plan, tax authorities are also challenging the deductibility of the amounts paid under the plan to the members of the Board for the purposes of Corporate Income Tax (IRPJ), for 2016 and 2017. Administrative appeals were filed against both assessments. The appeal related to social security contributions is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”), while the appeal related to IRPJ was denied by the RFB, and a second level appeal is currently awaiting judgment. The total amount claimed is R$ 141,524.

d.	Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$ 172,569.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

e.	In June 2022, the Group was notified by the Public Labor Ministry for alleged unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense which awaits judgment. The total amount claimed is R$ 197,674.

f.	Tax assessment related to 2019: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The amount claimed is R$ 232,931.

g.	Tax assessment related to 2020: An administrative appeal was filed against the assessment, which awaits judgement by the RFB. The total amount claimed is R$ 412,721.

h.	Tax assessment related to 2021: An administrative appeal was filed against the assessment, which awaits judgement by the RFB. The total amount claimed is R$ 602,523.

(ii)	Amortization of goodwill: The Group also received four tax assessments in which the tax authorities challenge the deductibility for the purpose of Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, two of the proceedings are pending judgment by the RFB and the other two await judgement by the CARF, since the administrative appeals were denied. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$ 117,498.

(iii)	The Group is defendant in 2,887 (December 31, 2025 – 2,673) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

(iv)	The Group is defendant in 233 (December 31, 2025 – 228) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

21	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Three months period ended March 31,
Major service lines	2026	2025
Brokerage commission	581,883	473,232
Securities placement	476,691	477,449
Management fees	532,367	413,223
Insurance brokerage fee	58,121	57,653
Commission fees	267,746	240,501
Other services (i)	201,524	152,461
Gross revenue from services rendered	2,118,332	1,814,519
(-) Sales taxes and contributions on services (ii)	(186,077)	(164,591)
Net revenue from services rendered	1,932,255	1,649,928

(i)	Include insurance contracts profit or loss, as disclosed in Note 16.

(ii)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income/(loss) from financial instruments

	Three months period ended March 31,
	2026	2025
Net income/(loss) from financial instruments at fair value through profit or loss	4,027,842	3,688,242
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	(1,227,063)	(945,735)
Total income from financial instruments	2,800,779	2,742,507
(-) Taxes and contributions on financial income	(58,694)	(47,912)
Net income/(loss) from financial instruments	2,742,085	2,694,595

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

		Three months period ended March 31,
	2026	2025
Brazil	4,460,863	4,132,239
Other countries	213,477	212,284
Revenues (i)	4,674,340	4,344,523

	March 31, 2026	December 31, 2025
Brazil	18,032,608	16,884,152
Other countries	133,910	747,641
Selected assets (ii)	18,166,518	17,631,793

(i)	Revenues are presented by geographic location according to the main location where the Group's business customers are located. None of the clients represented more than 10% of our revenues for the periods presented.

(ii)	Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

22	Operating costs

	Three months period ended March 31,
	2026	2025
Commission and incentive costs	908,848	830,443
Operating losses	33,403	45,747
Other costs	499,977	406,750
Clearing house and proprietary funds fees	184,409	160,872
Third parties’ services, data processing and technical services	130,255	104,927
Credit card rewards programs	163,304	105,312
Other (i)	22,009	35,639
Total	1,442,228	1,282,940

(i) Include insurance contracts profit or loss, as disclosed in Note 16.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

23	Operating expenses by nature

	Three months period ended March 31,
	2026	2025
Selling expenses (a)	70,285	56,837
Administrative expenses	1,640,870	1,448,498
Personnel expenses	1,096,281	969,667
Compensation	465,697	450,856
Employee profit-sharing and bonus	386,661	366,723
Other personnel expenses (b)	243,923	152,088
Other taxes expenses	10,492	12,194
Depreciation of property and equipment and right-of-use assets	39,942	36,339
Amortization of intangible assets	43,426	37,787
Data processing	265,935	246,976
Technical services	40,528	29,757
Third parties' services	49,235	37,863
Other administrative expenses (c)	95,031	77,915
Total	1,711,155	1,505,335

(a)	Selling expenses refer to advertising and publicity.

(b)	Other personnel expenses include executives profit-sharing, benefits, social charges and others

(c)	Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

24	Other operating income (expenses), net

	Three months period ended March 31,
	2026	2025
Other operating income	51,735	54,200
Revenue from incentives from Tesouro Direto, B3 and others (a)	1,192	8,337
Interest received on tax	8,063	9,594
Reversal of operating provisions (b)	22,528	12,314
Other	19,894	23,956

Other operating expenses	(33,250)	(31,575)
Legal, administrative proceedings and agreement with customers	(10,596)	(11,301)
Associations and regulatory fees	(5,642)	(4,334)
Other (c)	(17,012)	(15,940)
Total	18,485	22,625

(a)	Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.

(b)	For further details on provisions and contingent liabilities, see Note 20.

(c)	Includes, mostly, (i) losses on write-off or disposals of property, equipment, intangible assets and leases, (ii) tax incentive expenses, (iii) fines and penalties and (iv) charity expenses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

25	Share-based plan

Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

Set out below are summaries of XP Inc's Restricted Stock Units (“RSU”) and Performance Stock Units (“PSU”) activity for the three months period ended March 31, 2026.

(In thousands, except weighted-average data, and where otherwise stated)	RSUs	PSUs	Total
	Number of units	Number of units	Number of units
Outstanding as of January 1, 2026	13,509,933	256,856	13,766,789

Granted	4,548,582	—	4,548,582
Forfeited	(102,789)	—	(102,789)
Vested	—	—	—

Outstanding as of March 31, 2026	17,955,726	256,856	18,212,582

For the three months period ended March 31, 2026, total compensation expense of both plans was R$ 111,302 (March 31, 2025 - R$ 167,002), including R$ 24,544 of tax provisions (March 31, 2025 - R$ 18,577) and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

Since the inception of the plans in 2019, the original grant-date fair value of RSU plans has ranged from US$ 11.16 to US$ 51.03 and of PSU plans has ranged from US$ 31.60 to US$ 64.68.

26	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the three months period ended on March 31, 2026:

		Three months period ended March 31,
	2026	2025
Net income attributable to owners of the Parent	1,309,724	1,235,519
Basic weighted average number of outstanding shares (i)(iii)	518,554	535,284
Basic earnings per share - R$	2.5257	2.3082
Effect of dilution
Share-based plan (ii) (iii)	6,799	4,249
Diluted weighted average number of outstanding shares (iii)	525,353	539,533
Diluted earnings per share - R$	2.4930	2.2900

(i)	See on Note 18, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 25, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

27	Determination of fair value

Fair values of financial instruments are measured and disclosed in line with IFRS 13. Inputs to valuation techniques are classified into three levels:

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices for identical instruments at the measurement date.

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. related sensitivity and key judgments are disclosed. Specific valuation techniques used to value financial instruments include:

Product / Instrument	Valuation Methodology	Key Valuation Inputs	Fair Value Hierarchy
Swaps	Discounted cash flow models using observable market inputs; unobservable inputs when necessary.	• Interest rate curve	Level 2
• FX rate
• Credit spread
• Correlation between indexers
Options	Option pricing models (e.g., Black-Scholes) using observable inputs; simulation models for exotic options.	• Underlying price	Level 2
• Volatility
• Interest rate
• Bermudan switch value
Futures	Actively traded on exchanges; fair value determined by quoted market prices.	• Quoted prices	Level 1
• Daily settlement prices
Forward Contracts	Market quotation adjusted to present value using observable market rates.	• FX forward points	Level 2
• Interest rate curve
Debentures	Present value of expected future cash flows discounted using observable market rates.	• Credit spread	Level 2
• Yield curve
Investment Funds (quotas)	Net asset value (NAV) provided by fund administrators; adjustments for illiquid positions.	• NAV	Level 1 or 3
• Liquidity discount
Private Shares	Transaction prices or income approach (discounted cash flows) using unobservable inputs.	• EBITDA multiple	Level 3
• Discount rate
• Growth assumptions
Securities Purchased under Resale Agreements	Discounted cash flow using observable market rates.	• Repo rate	Level 2
• Collateral value
Loans	Present value of expected future cash flows discounted using observable market rates.	• Credit spread	Level 2
• Prepayment assumptions
Contingent Consideration	Income approach; discounted expected future payments under purchase agreements.	• Probability of earn-out	Level 3
• Discount rate
Deposits at central banks and other financial assets	Fair value determined for disclosure purposes using the present value of principal and future cash flows, discounted with observable market rates at the reporting date.	• Discount rate	Level 2 or 3
• Yield curve
• Credit spread
• Prepayment assumptions

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

	March 31, 2026
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial assets

Fair value through profit or loss
Securities	183,445,147	26,348,544	729,348	210,523,039	210,523,039
Brazilian sovereign bonds	66,459,901	—	—	66,459,901	66,459,901
Foreign sovereign bonds	1,711,062	—	—	1,711,062	1,711,062
Real estate–backed instruments	—	3,875,745	—	3,875,745	3,875,745
Agribusiness–backed instruments	—	4,194,597	—	4,194,597	4,194,597
Corporate debt – local	—	14,358,187	—	14,358,187	14,358,187
Corporate debt – foreign	9,864,556	—	—	9,864,556	9,864,556
Bank funding instruments (CDB)	—	626,010	—	626,010	626,010
Bank funding instruments (Others)	—	1,809,879	—	1,809,879	1,809,879
Structured notes	—	50,915	—	50,915	50,915
Investment funds	98,244,407	—	285,044	98,529,451	98,529,451
Equity securities	7,165,221	—	444,304	7,609,525	7,609,525
Others		1,433,211	—	1,433,211	1,433,211
Derivative financial instruments	6,471,818	49,131,658	—	55,603,476	55,603,476
Swap contracts	—	24,893,360	—	24,893,360	24,893,360
Forward contracts	—	7,287,868	—	7,287,868	7,287,868
Futures contracts	6,471,818	—	—	6,471,818	6,471,818
Option contracts	—	16,950,430	—	16,950,430	16,950,430
Investments in associates measured at fair value	—	—	1,503,646	1,503,646	1,503,646
Total Financial Assets at FVTPL	189,916,965	75,480,202	2,232,994	267,630,161	267,630,161

Fair value through other comprehensive income

Securities	30,262,574	—	—	30,262,574	30,262,574
Brazilian sovereign bonds (onshore)	27,918,745	—	—	27,918,745	27,918,745
Foreign sovereign bonds	2,215,628	—	—	2,215,628	2,215,628
Corporate debt – local	128,201	—	—	128,201	128,201
Total Financial Assets at FVOCI	30,262,574	—	—	30,262,574	30,262,574

Evaluated at amortized cost

Securities	977,613	5,021,678	—	5,999,291	5,740,498
Brazilian sovereign bonds (onshore)	695,103	—	—	695,103	695,098
Foreign sovereign bonds	282,510	—	—	282,510	282,506
Agribusiness–backed instruments	—	737,398	—	737,398	695,830
Corporate debt – local	—	4,284,280	—	4,284,280	4,067,064
Securities purchased under resale agreements	—	15,852,017	—	15,852,017	15,823,050
Securities trading and intermediation	—	9,265,179	—	9,265,179	9,265,179
Accounts receivable	—	1,161,111	—	1,161,111	1,161,111
Loan operations	—	32,696,460	—	32,696,460	32,327,996
Deposits at central banks and other financial assets	—	23,149,528	—	23,149,528	23,149,528
Total Financial Assets at Amortized Cost	977,613	87,145,973	—	88,123,586	87,467,362

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

	March 31, 2026
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial liabilities

Fair value through profit or loss
Securities	22,680,770	521,641	—	23,202,411	23,202,411
Securities loaned	22,680,770	—	—	22,680,770	22,680,770
Corporate debt – local	—	521,641	—	521,641	521,641
Derivative financial instruments	3,506,589	46,818,355	—	50,324,944	50,324,944
Swap contracts	—	18,987,962	—	18,987,962	18,987,962
Forward contracts	—	8,036,982	—	8,036,982	8,036,982
Futures contracts	3,506,589	—	—	3,506,589	3,506,589
Option contracts	—	19,793,411	—	19,793,411	19,793,411
Total Financial Liabilities at FVTPL	26,187,359	47,339,996	—	73,527,355	73,527,355

Evaluated at amortized cost	—	218,816,488	149,660	218,966,148	218,431,900
Securities sold under repurchase agreements	—	61,794,092	—	61,794,092	61,808,844
Securities trading and intermediation	—	26,270,622	—	26,270,622	26,270,622
Financing instruments payable	—	117,595,870	—	117,595,870	117,047,401
Borrowings	—	478,060	—	478,060	477,530
Accounts payables	—	889,967	—	889,967	889,967
Other financial liabilities	—	11,787,876	149,660	11,937,536	11,937,536
Total Financial Liabilities at Amortized Cost	—	218,816,488	149,660	218,966,148	218,431,900

	December 31, 2025
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial assets

Fair value through profit or loss
Securities	169,364,647	28,747,978	721,435	198,834,060	198,834,060
Brazilian sovereign bonds	56,313,856	—	—	56,313,856	56,313,856
Foreign sovereign bonds	1,818,020	—	—	1,818,020	1,818,020
Real estate–backed instruments	—	4,276,576	—	4,276,576	4,276,576
Agribusiness–backed instruments	—	4,830,980	—	4,830,980	4,830,980
Corporate debt – local	—	17,178,981	—	17,178,981	17,178,981
Corporate debt – foreign	7,987,265		—	7,987,265	7,987,265
Bank funding instruments (CDB)	—	463,133	—	463,133	463,133
Bank funding instruments (Others)	—	1,515,827	—	1,515,827	1,515,827
Structured notes	—	50,076	—	50,076	50,076
Investment funds	96,076,760	—	277,131	96,353,891	96,353,891
Equity securities	7,168,746	—	444,304	7,613,050	7,613,050
Others		432,405		432,405	432,405
Derivative financial instruments	5,966,802	34,953,779	—	40,920,581	40,920,581
Swap contracts	—	20,361,017	—	20,361,017	20,361,017
Forward contracts	—	1,071,790	—	1,071,790	1,071,790
Futures contracts	5,966,802		—	5,966,802	5,966,802
Option contracts	—	13,520,972	—	13,520,972	13,520,972
Investments in associates measured at fair value	—	—	1,521,675	1,521,675	1,521,675
Total Financial Assets at FVTPL	175,331,449	63,701,757	2,243,110	241,276,316	241,276,316

Fair value through other comprehensive income

Securities	42,223,349	—	—	42,223,349	42,223,349
Brazilian sovereign bonds (onshore)	39,043,715	—	—	39,043,715	39,043,715
Foreign sovereign bonds	3,179,634	—	—	3,179,634	3,179,634
Total Financial Assets at FVOCI	42,223,349	—	—	42,223,349	42,223,349

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

	December 31, 2025
	Level 1	Level 2	Level 3	Fair Value	Book Value
Evaluated at amortized cost

Securities	2,504,224	6,081,106	—	8,585,330	7,406,932
Brazilian sovereign bonds (onshore)	2,221,528	—	—	2,221,528	2,221,521
Foreign sovereign bonds	282,696	—	—	282,696	282,693
Agribusiness–backed instruments	—	486,205	—	486,205	474,121
Corporate debt – local	—	5,594,901	—	5,594,901	4,428,597
Securities purchased under resale agreements	—	17,117,478	—	17,117,478	17,063,099
Securities trading and intermediation	—	6,299,483	—	6,299,483	6,299,483
Accounts receivable	—	1,366,424	—	1,366,424	1,366,424
Loan operations	—	34,549,310	—	34,549,310	34,142,085
Deposits at central banks and other financial assets	—	16,912,992	—	16,912,992	16,912,992
Total Financial Assets at Amortized Cost	2,504,224	82,326,793	—	84,831,017	83,191,015

Financial liabilities

Fair value through profit or loss

Securities	20,388,644	654,815	—	21,043,459	21,043,459
Securities loaned	20,388,644	—	—	20,388,644	20,388,644
Corporate debt – local	—	654,815	—	654,815	654,815
Derivative financial instruments	3,664,058	33,882,882	—	37,546,940	37,546,940
Swap contracts	—	14,937,416	—	14,937,416	14,937,416
Forward contracts	—	1,681,224	—	1,681,224	1,681,224
Futures contracts	3,664,058		—	3,664,058	3,664,058
Option contracts	—	17,264,242	—	17,264,242	17,264,242
Total Financial Liabilities at FVTPL	24,052,702	34,537,697	—	58,590,399	58,590,399

Evaluated at amortized cost	—	216,365,356	107,159	216,472,515	217,906,973
Securities sold under repurchase agreements	—	57,469,033	—	57,469,033	58,713,869
Securities trading and intermediation	—	22,420,806	—	22,420,806	22,420,806
Financing instruments payable	—	123,212,421	—	123,212,421	123,403,515
Borrowings	—	239,368	—	239,368	237,894
Accounts payables	—	810,157	—	810,157	810,157
Other financial liabilities	—	12,213,571	107,159	12,320,730	12,320,730
Total Financial Liabilities at Amortized Cost	—	216,365,356	107,159	216,472,515	217,906,971

Reconciliation of Level 3 assets and liabilities:

	Investment funds	Securities	Investments in associates	Other financial liabilities
January 1, 2026	277,131	444,304	1,521,675	107,159
Realized and unrealized gains (losses)	12,388	—	—	—
Acquisitions	159,141	—	—	42,501
Payments	—	—	—	—
Disposals	(163,839)	—	—	—
Net transfers between levels	—	—	—	—
Others	223	—	(18,029)	—
March 31, 2026	285,044	444,304	1,503,646	149,660

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

As of March 31, 2026, and December 31, 2025, the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk-free rate.

Changes in an average discount rate of 14.18% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$ 2,381.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$ 15,036.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of March 31, 2026, the Group had no transfers between Level 2 and Level 3.

28	Management of financial risks and financial instruments

a)	Overview

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

b)	Risk management structure

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to the CEO and the Risk Committee, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. Our risk appetite is defined in our Risk Appetite Statement (RAS) and reviewed on an annual basis. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding the subsidiary Banco XP and the other subsidiaries components of XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seeks to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2025. There have been no changes in the risk management department or in any risk management policies since the year-end.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

				March 31, 2026

Trading portfolio	Exposures			Scenarios
Risk factors	Risk of variation in:	I	II	III

Fixed interest rate	Fixed interest rate in Reais	(198)	(92,786)	(143,832)
Exchange coupons	Foreign currencies coupon rate	(27)	(10,671)	(29,791)
Foreign currencies	Exchange rates	(3,504)	(115,953)	(236,964)
Price indexes	Inflation coupon rates	(83)	(8,675)	(21,774)
Shares	Shares prices	(996)	237,138	541,601
Commodities	Commodities price	(1,101)	15,052	40,029
		(5,909)	24,105	149,269

				December 31, 2025

Trading portfolio	Exposures			Scenarios
Risk factors	Risk of variation in:	I	II	III

Fixed interest rate	Fixed interest rate in Reais	(180)	(224,381)	(408,016)
Exchange coupons	Foreign currencies coupon rate	(45)	(14,686)	(40,330)
Foreign currencies	Exchange rates	(46)	82,143	49,374
Price indexes	Inflation coupon rates	(303)	(48,538)	(80,711)
Shares	Shares prices	(406)	58,825	150,146
Commodities	Commodities price	(361)	(20,816)	(60,325)
		(1,341)	(167,453)	(389,862)

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting from the risk factor.

29	Capital Management

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary Banco XP, leader of the Prudential Conglomerate (which includes XP CCTVM, XP DTVM, XP Serviços Financeiros DTVM and some proprietary funds), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

The subsidiary XP Vida e Previdência operates in retirement plans and insurance business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

On March 31, 2026, the subsidiaries Banco XP and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

30	Cash flow information

(i)	Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and notes	Bonds	Total
Total debt as of January 1, 2025	1,666,432	311,347	1,874,875	5,813,950	9,666,604
Acquisitions / Issuance	1,960,887	74,696	—	—	2,035,583
Payments/repurchase	(9,729)	(37,053)	(1,266,496)	—	(1,313,278)
Net foreign exchange differences	(146,307)	(6,189)	—	(449,560)	(602,056)
Interest accrued	30,809	4,232	27,661	76,158	138,860
Total debt as of March 31, 2025	3,502,092	347,033	636,040	5,440,548	9,925,713

Total debt as of January 1, 2026	237,894	311,417	650,975	5,150,630	6,350,916
Acquisitions / Issuance	260,970	42,779	—	—	303,749
Payments	(530)	(34,647)	—	—	(35,177)
Net foreign exchange differences	(21,290)	(4,220)	—	(279,748)	(305,258)
Interest accrued	2,915	3,184	17,894	60,283	84,276
Interest paid	(2,429)	—	(7,731)	—	(10,160)
Cancellation	—	(8,418)	—	—	(8,418)
Total debt as of March 31, 2026	477,530	310,095	661,138	4,931,165	6,379,928

Debt securities include Debentures measured at FVPL presented in Note 4(e) and does not include fair value adjustments of (i) Debentures - R$ (139,497) (R$ 3,840 - December 31, 2025) and (ii) Bonds - R$ (123,515) (R$ (113,541) - December 31, 2025).

(ii)	Cash reconciliation for investing and financing activities

During the three months period ended March 31, 2025, the Group paid R$ 113,127 in connection with the minority stake acquisitions disclosed in note 2(d)(i).

During the three months period ended March 31, 2026, the Group paid R$ 65,000 in connection with the minority stake acquisitions disclosed in note 2(d)(i) and R$ 16,492 in connection with the business combinations disclosed in note 2(d)(ii).

(iii)	Non-cash transactions

During the three months period ended March 31, 2025, the Group sold property and equipment assets in a total amount of R$ 132,003, which is payable in 10 years, indexed to CDI. The amount was recorded through 'Accounts receivable'.

During the three months period ended March 31, 2026, the Group concluded the minority stake acquisitions disclosed in note 2(d)(i). From the total consideration of these transactions, an amount of R$ 42,500 was recorded through contingent consideration (Note 14(b)) and R$ 37,908 was recorded through accounts payable.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2026 In thousands of Brazilian Reais, unless otherwise stated

31	Subsequent events

On May 15, 2026, the Board of Directors approved (i) the distribution of dividends in the amount equivalent to US$ 0.20 per share, which is scheduled to be paid on June 18, 2026 and (ii) a share buy-back program under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 19, 2026, continuing until the earlier of the completion of the repurchase or May 20, 2027, depending on market conditions.